ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

                                  CONSOLIDATED

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2007

              ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2007

                                      INDEX

                                                                           PAGE
                                                                          -----

CONSOLIDATED BALANCE SHEETS                                                2-3

CONSOLIDATED STATEMENTS OF OPERATIONS                                       4

STATEMENTS OF SHAREHOLDERS' EQUITY                                          5

CONSOLIDATED STATEMENTS OF CASH FLOWS                                      6-7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                            8-62

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS                             63

                                   ----------

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                 DECEMBER 31,
                                                                           -----------------------
                                                                    NOTE      2007          2006
                                                                    ----   ----------   ----------
      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                          4    $   20,090   $   52,954
   Short-term investments                                             5        16,900       19,917
   Restricted cash                                                  3.e.        7,642           --
   Available for sale marketable securities                           6        29,730       55,862
   Trade receivables                                                            1,043          642
   Other receivables and prepaid expenses *                                     5,269        3,043
   Inventories                                                                  1,732        1,615
                                                                           ----------   ----------

Total current assets                                                           82,406      134,033
                                                                           ----------   ----------

INVESTMENTS AND LONG-TERM RECEIVABLES
   Investments in affiliated companies                                7       131,351      100,392
   Investments in other companies and long-term receivables *         8        73,718       68,215
   Deferred taxes                                                    14         2,204        9,182
   Severance pay deposits                                                       1,808        1,542
                                                                           ----------   ----------

Total investments and long-term receivables                                   209,081      179,331
                                                                           ----------   ----------

PROPERTY AND EQUIPMENT, NET                                           9         1,936        7,223
                                                                           ----------   ----------

INTANGIBLE ASSETS                                                    10
   Goodwill                                                                     2,742        2,742
   Other intangible assets                                                      2,782        2,800
                                                                           ----------   ----------

Total intangible assets                                                         5,524        5,542
                                                                           ----------   ----------

Total assets                                                               $  298,947   $  326,129
                                                                           ==========   ==========

* Includes short-term receivables from related parties in the aggregate amount of $169 and $95 as of December 31, 2007 and 2006, respectively, and long-term receivables from related parties in the aggregate amount of $0 and $467 as of December 31, 2007 and 2006, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                                DECEMBER 31,
                                                                                          -----------------------
                                                                                   NOTE      2007         2006
                                                                                   ----   ----------   ----------
     LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-term loans from banks and others                                           11    $      850   $    1,891
   Current maturities of long-term loans from banks and others                      13         2,475        2,249
   Trade payables                                                                              3,236        2,988
   Convertible Debentures                                                          3.e.        5,549           --
   Option to Convertible Debentures                                                3.e.          830           --
   Other payables and accrued expenses                                              12         8,508       13,407
                                                                                          ----------   ----------

Total current liabilities                                                                     21,448       20,535
                                                                                          ----------   ----------
LONG-TERM LIABILITIES
   Long-term loans from banks and others                                            13         2,244        2,113
   Accrued severance pay and retirement obligations                                            2,451        2,089
   Deferred taxes                                                                   14           373        1,408
                                                                                          ----------   ----------

Total long-term liabilities                                                                    5,068        5,610
                                                                                          ----------   ----------

CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS                                     15

MINORITY INTERESTS                                                                             6,614        2,480
                                                                                          ----------   ----------

SHAREHOLDERS' EQUITY:                                                               16
   Ordinary shares of NIS 0.003 par value; Authorized: 35,000,000 shares as of December 31, 2007 and 2006; Issued and outstanding: 29,650,017 and
     29,592,748 shares as of December 31, 2007 and 2006, respectively;                         9,573        9,573
   Additional paid-in capital                                                                275,947      272,930
   Accumulated other comprehensive income                                            24        3,689        1,298
   Retained earnings (accumulative deficit)                                                  (23,392)      13,703
                                                                                          ----------   ----------

Total shareholders' equity                                                                   265,817      297,504
                                                                                          ----------   ----------

Total liabilities and shareholders' equity                                                $  298,947   $  326,129
                                                                                          ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

     March 12, 2008
---------------------------   ------------------------   -----------------   --------------------
  Date of approval of the         Arie Mientkavich         Avraham Asheri        Doron Birger
    financial statements        Chairman of the Board         Director         President & Chief
                                    of Directors                               Executive Officer

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                 YEARS ENDED DECEMBER 31
                                                                            ----------------------------------
                                                                  NOTE         2007        2006        2005
                                                               -----------  ---------   ---------   ----------
INCOME
  Net revenues*                                                             $   4,371   $  12,863   $   12,646
  Equity in losses of affiliated companies, net                     18        (20,416)    (17,740)     (17,522)
  Gain from disposal of businesses and affiliated companies
    and changes in holdings in affiliated companies, net            19         14,854       2,547       23,328
  Other income (expenses), net                                      20         (3,214)     29,310       58,648
  Financial income (expenses), net                                  21          3,945       4,051        5,483
                                                                            ---------   ---------   ----------

                                                                                 (460)     31,031       82,583
                                                                            ---------   ---------   ----------
COSTS AND EXPENSES

  Cost of revenues                                                              2,233       6,625        7,907
  Research and development costs, net                                          13,284      11,758        6,163
  Marketing and selling expenses, net                                           2,802       4,717        2,386
  General and administrative expenses                                          13,716      12,995        9,249
  Amortization of intangible assets                                             2,306          18          392
                                                                            ---------   ---------   ----------

                                                                               34,341      36,113       26,097
                                                                            ---------   ---------   ----------

Income (loss) before taxes on income                                          (34,801)     (5,082)      56,486
  Taxes on income                                                   14         (7,544)     (1,110)     (10,461)
                                                                            ---------   ---------   ----------
Income (loss) after taxes on income                                           (42,345)     (6,192)      46,025
Minority interest in losses (income) of subsidiaries                            5,250       9,224        5,160
                                                                            ---------   ---------   ----------
Net income (loss) from continuing operations                                  (37,095)      3,032       51,185
Net loss from discontinued operations**                             22             --          --       (3,850)
                                                                            ---------   ---------   ----------

Net income (loss)                                                           $ (37,095)  $   3,032   $   47,335
                                                                            =========   =========   ==========

Net income (loss) per share                                         17
  Basic:
  Income (loss) from continuing operations                                  $   (1.25)  $    0.10   $     1.74
  Loss from discontinued operations                                         $      --   $      --   $    (0.13)
                                                                            ---------   ---------   ----------

  Net income (loss)                                                         $   (1.25)  $    0.10   $     1.61
                                                                            =========   =========   ==========

  Diluted:
  Income (loss) from continuing operations                                  $   (1.27)  $    0.07   $     1.73
  Loss from discontinued operations                                         $      --   $      --   $    (0.13)
                                                                            ---------   ---------   ----------

  Net income                                                                $   (1.27)  $    0.07   $     1.60
                                                                            =========   =========   ==========

Weighted average number of Ordinary shares used in computing
  basic  net income (loss) per share (thousands)                               29,619      29,532       29,437
                                                                            =========   =========   ==========
Weighted average number of Ordinary shares used in computing
  diluted net income (loss) per share (thousands)                              29,619      29,624       29,550
                                                                            =========   =========   ==========

* Includes revenues from related parties in the amount of $6,699 and $8,046, for the years ended December 31, 2006 and 2005, respectively. (See Note 3(b) regarding the sale of Oncura by Galil)

** Includes revenues from related parties in the amount of $174, for the year ended December 31, 2005.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                        ACCUMULATED      RETAINED
                                                                           OTHER         EARNINGS        TOTAL         TOTAL
                            NUMBER OF                   ADDITIONAL     COMPREHENSIVE   (ACCUMULATED  SHAREHOLDERS'  COMPREHENSIVE
                             SHARES    SHARE CAPITAL  PAID-IN CAPITAL  INCOME (LOSS)     DEFICIT)        EQUITY        INCOME
                           ----------  -------------  ---------------  -------------  -------------  -------------  -------------
Balance as of January 1,
  2005                     29,414,424       9,572          270,005          57,717         51,786        389,080
Total comprehensive
  income

Exercise of options            69,031          --              697              --             --            697
Stock-based compensation           --          --              405              --             --            405
Tax benefit in respect
  of options exercised             --          --               25              --             --             25
Dividend paid                      --          --                               --        (88,450)       (88,450)
Other comprehensive
  income (loss), net of
  tax:
  Unrealized loss on
    available for sale
    securities                     --          --               --         (10,450)            --        (10,450)       (10,450)
  Reclassification
    adjustment for gain
    realized and other
    than temporary
    impairment included
    in income                      --          --               --         (36,335)            --        (36,335)       (36,335)
  Foreign currency
    translation
    adjustments                    --          --               --            (191)            --           (191)          (191)
Net income                         --          --               --              --         47,335         47,335         47,335
                           ----------     -------        ---------       ---------      ---------      ---------      ---------
Balance as of December
  31, 2005                 29,483,455     $ 9,572        $ 271,132       $  10,741      $  10,671      $ 302,116
Total comprehensive
  income                                                                                                              $     359
                                                                                                                      =========

Exercise of options           109,293           1              527              --             --            528
Stock-based compensation           --          --              344              --             --            344
 Capital transaction in
  affiliated company
  (gain on purchase by
  affiliate of its
  subsidiary's preferred
  stock)                           --          --              927              --             --            927
Other comprehensive
  income (loss), net of
  tax:
  Unrealized gain on
    available for sale
    securities                     --          --               --           6,493             --          6,493
  Reclassification
    adjustment for gain
    realized and other
    than temporary
    impairment included
    in income                      --          --               --         (16,645)            --        (16,645)       (16,653)
  Foreign currency
    translation adjustments        --          --               --             709             --            709            709
Net income                         --          --               --              --          3,032          3,032          3,032
                           ----------     -------        ---------       ---------      ---------      ---------      ---------
Balance as of  December
  31, 2006                 29,592,748     $ 9,573        $ 272,930       $   1,298      $  13,703      $ 297,504
Total comprehensive loss                                                                                              $ (12,912)
                                                                                                                      =========

Exercise of options            57,269          --              230              --             --            230
Stock-based compensation           --          --              304              --             --            304
 Increase in investment
  due to issuance of
  shares by a
  development stage
  subsidiary company
  (see note 3(e))                  --          --            2,483              --             --          2,483
Other comprehensive
  income (loss), net of
  tax:
  Unrealized gain on
    available for sale
    securities                     --          --               --           1,658             --          1,658          1,658
  Reclassification
    adjustment for loss
    realized included in
    income                         --          --               --          (1,255)            --         (1,255)        (1,255)
  Foreign currency
    translation
    adjustments included
    in net income due to
    decrease in holdings
    in affiliated
    companies                                                                 (407)                         (407)          (407)
  Foreign currency                                                                                         2,395
    translation
    adjustments                    --          --               --           2,395             --                         2,395
Net income (loss)                  --          --               --              --        (37,095)       (37,095)       (37,095)
                           ----------     -------        ---------       ---------      ---------      ---------      ---------
Balance as of December
  31, 2007                 29,650,017     $ 9,573        $ 275,947       $   3,689      $ (23,392)     $ 265,817
                           ==========     =======        =========       =========      =========      =========
Total comprehensive loss                                                                                              $ (34,704)
                                                                                                                      =========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                     --------------------------------
                                                                                       2007        2006       2005
                                                                                     ---------   --------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                                 $ (37,095)  $  3,032   $  47,335
   Adjustments to reconcile net income (loss) to net cash used in operating activities:
     Equity in  losses of affiliated companies, net                                     20,416     17,740      17,522
     Minority interest in losses of subsidiaries                                        (5,250)    (9,224)     (5,160)
     Gain from disposal of businesses and affiliated companies and changes in
       holdings in affiliated companies, net                                           (14,854)    (2,547)    (23,328)
     Gain from sale of investments in available for sale securities                     (1,592)   (24,899)    (56,515)
     Gain from settlement of a subsidiary's loan                                            --     (2,708)         --
     Gain from disposal of businesses included in discontinued operations                   --         --        (213)
     Depreciation and amortization                                                         751      1,192       1,513
     Impairment of investments                                                           9,205         --          --
     Impairment of goodwill                                                                 --         --       1,329
     Decline in value of other investments                                                  --         --         636
     Equity in losses (gains) of partnerships                                              826        672        (174)
     Stock based compensation and changes in liability in respect of call
       options                                                                           1,740        771        (811)
     Deferred taxes, net                                                                 4,986     (4,243)     (7,288)
     Convertible Debentures and Option to Convertible Debentures issuance costs
       recognized, included in net income                                                  976         --          --
     Gain from sale of real estate                                                      (5,460)        --          --
   Changes in operating assets and liabilities
     Increase in trade receivables                                                        (401)      (457)       (947)
     Decrease (increase) in other receivables and prepaid expenses                       4,477       (738)        (38)
     Decrease (increase) in trading securities, net                                          1         (2)          4
     Decrease (increase) in inventories and contracts-in-progress                         (117)    (1,069)       (519)
     Increase (decrease) in trade payables                                                 133      2,589        (834)
     Increase (decrease) in other payables and accrued expenses (mainly
       provision for income taxes)                                                      (5,764)     7,195     (12,139)
     Other                                                                                 124        843        (753)
                                                                                     ---------   --------   ---------
Net cash used in operating activities                                                  (26,898)   (11,853)    (40,380)
                                                                                     ---------   --------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in affiliated companies                                                  (34,422)   (18,395)     (3,823)
   Proceeds from sale of affiliated companies shares                                       621        992      10,522
   Cash and cash equivalents resulting from newly consolidated
     subsidiaries(Schedule A)                                                               --         --          --
   Change in cash and cash equivalents resulting from disposal of businesses and decrease in holdings in formerly consolidated subsidiaries
     (Schedule B)                                                                           --       (808)      1,800
   Investment in other companies                                                       (14,793)   (25,153)    (27,651)
   Proceeds from sale of investments in other companies                                     --         --         237
   Proceeds from repayment of loan from an affiliate                                        --         --       2,253
   Proceeds from sale and maturity of available for sale securities                     44,518     82,332     119,888
   Investments in deposits                                                             (31,203)   (40,183)    (59,185)
   Investment in available for sale securities                                         (17,171)   (35,377)    (35,405)
   Proceeds from deposits                                                               34,720     72,878     105,802
   Investment in restricted deposits                                                    (7,642)        --          --
   Purchase of property and equipment                                                   (1,189)    (1,308)       (995)
   Proceeds from sale of real estate and property and equipment                          7,656         19         197
   Purchase of treasury stock from the minority by a subsidiary                             --         --        (823)
                                                                                     ---------   --------   ---------
Net cash provided by investing activities                                              (18,905)    34,997     112,817
                                                                                     ---------   --------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from options exercised                                                         230        527         697
   Proceeds from exercise of options in a subsidiary                                        --         --           8
   Repayment of long-term loans                                                             (6)      (105)       (777)
   Increase (decrease) in short-term bank loan, net                                       (417)       208      (1,079)
   Proceeds from issuance of shares to minority of subsidiary, net                       7,619         --          --
   Proceeds from issuance of Convertible Debentures and Option to Convertible
     Debentures                                                                          5,188         --          --
   Receipt of short-term loans, convertible loans and long-term loans from
     minority shareholders of a subsidiary                                                 325      2,660       1,003
   Issuance expenses in a subsidiary                                                        --         --         (75)
   Issuance of shares to the minority of a subsidiary                                       --         --         145
   Dividend paid                                                                            --         --     (88,450)
                                                                                     ---------   --------   ---------
Net cash providing by (used) in financing activities                                    12,939      3,290     (88,528)
                                                                                     ---------   --------   ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       (32,864)    26,434     (16,091)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                  52,954     26,520      42,611
                                                                                     ---------   --------   ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                     $  20,090   $ 52,954   $  26,520
                                                                                     =========   ========   =========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                --------------------------------
                                                                                  2007         2006       2005
                                                                                --------    ---------   --------
Supplemental cash flow information:
   Cash paid during the year for:
     Income taxes                                                               $ 10,472    $     794   $ 30,591
                                                                                ========    =========   ========

     Interest                                                                   $    119    $      69   $    203
                                                                                ========    =========   ========

Non cash transactions:

Proceeds from sale of shares of an affiliate not yet received                   $    228    $      --   $  1,958
                                                                                ========    =========   ========

Receivables in respect of issuance of shares by a subsidiary to the minority    $  2,550    $      --   $     --
                                                                                ========    =========   ========

Proceeds from sale of an affiliate received in Zoran shares                     $     --    $      --   $  7,700
                                                                                ========    =========   ========

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                -------------------------------
 SCHEDULE A:                                                                      2007        2006       2005
                                                                                --------    ---------   --------
 CHANGE IN CASH AND CASH EQUIVALENTS RESULTING FROM NEWLY CONSOLIDATED
   SUBSIDIARIES
   Assets and liabilities at date of sale:
     Working capital deficiency, net (except cash and cash equivalents)         $     --    $      --   $     75
     Deposits                                                                         --           --         --
     Property and equipment                                                           --           --        (14)
     Intangible assets                                                                --           --       (237)
     Accrued severance pay, net                                                       --           --         27
     Long-term liabilities                                                            --           --         --
     Investment at equity prior to acquisition                                        --           --         --
     Minority interests                                                               --           --         --
     Liability incurred                                                               --           --        149
                                                                                --------    ---------   --------

     Cash and cash equivalents acquired                                         $     --    $      --   $     --
                                                                                ========    =========   ========

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                --------------------------------
 SCHEDULE B:                                                                      2007        2006       2005
                                                                                --------    ---------   --------
 CHANGE IN CASH AND CASH EQUIVALENTS RESULTING FROM DISPOSAL OF
   BUSINESSES AND DECREASE IN HOLDINGS IN FORMERLY CONSOLIDATED
   SUBSIDIARIES
   Assets and liabilities at date of sale:
     Working capital  (working capital deficiency), net (except cash
       and cash equivalents)                                                    $     --    $   2,826   $   (671)
     Investment in affiliated Company                                                 --       13,207         --
     Property and equipment                                                           --          709         40
     Intangible assets                                                                --           --      2,389
     Minority interest                                                                --       (7,403)        --
     Accrued severance pay, net                                                       --         (215)      (171)
     Gain resulting from sale of businesses                                           --           --        213

   Long term loans                                                                    --       (1,401)        --

   Securities received:
     Other investments                                                                --       (1,713)        --
     Investment in affiliated Companies                                               --       (6,818)        --
                                                                                --------    ---------   --------

     Net  increase (decrease) in cash and cash equivalents                      $     --    $    (808)  $  1,800
                                                                                ========    =========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:-    GENERAL

            a. Elron Electronic Industries Ltd. ("Elron" or "the Company"), an Israeli corporation, is a high technology operational holding company. Elron's global business is conducted through subsidiaries and affiliates and other companies, referred as "group companies", in which Elron invested, primarily in the fields of medical devices, communications, semiconductors, software products and clean technology.

            b. On November 30, 2006, as part of a tender offer to purchase up to 4,440,000 ordinary shares of Elron for $12 per share, Discount Investment Cooperation ("DIC") purchased an additional 1.2% of the Company's outstanding shares. Following the above additional purchases of the Company's shares in 2006, DIC's interest in the Company increased from approximately 48% to approximately 49% of the Company's outstanding shares.

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

            The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

            The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

            a.    Use of estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

            b.    Financial statements in U.S. dollars

                  The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company, its principal subsidiaries and affiliates are conducted is the U.S. dollar. Most of the Company's assets and liabilities are in U.S. dollars, sales of its subsidiaries, affiliates and other companies are mainly in U.S. dollars and its investments are mainly done in U.S. dollars. Therefore, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

                  Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS 52").

                  Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

                  Monetary balances - at the exchange rate in effect on the balance sheet date.

                  Revenues and costs - at the exchange rates in effect as of the date of recognition of the transactions.

                  All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income expenses, net.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            b.    Financial statements in U.S. dollars (Cont.)

                  The financial statements of an affiliates accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rate in effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders' equity.

            c.    Principles of consolidation

                  The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation. The minority interest amount adjusts the consolidated net income
                  (loss) to reflect only the Company's share in the earnings or losses of any consolidated company. However, when the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses are not allocated to such minority interest in order not to reduce the carrying amount of the minority investment beyond the lower of the amount invested or liquidation value. When the subsidiaries equity is negative, subsidiary's loss is not allocated to such minority interest, unless the minority has a firm liability for finance subsidiary loss.

                  For different accounting treatment for minority interest starting January 1, 2009, see also z(iii) and z(iv).

                  The Company applies the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 provides a framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

                  In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations or (4) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

                  FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both.

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            c.    Principles of consolidation (Cont.)

                  A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

                  As of the balance sheet dates the significant subsidiaries whose balances and results are consolidated are:

                                                                            DECEMBER 31,
                                                                     -------------------------
                                                                         2007          2006
                                                                     -------------------------
                                                                                % OF
                                                                     OUTSTANDING SHARE CAPITAL
                                                                     -------------------------
                  Elbit Ltd. ("Elbit")                                    100           100
                  DEP Technology Holdings Ltd. ("DEP")                    100           100
                  RDC Rafael Development Corporation Ltd. ("RDC")        50.1          50.1
                  Mediagate Ltd. ("Mediagate")                            100           100
                  SELA Semiconductors Engineering Laboratories
                     Ltd. ("SELA")                                       70.6          65.9
                  Starling Advanced Communications Ltd.
                     ("Starling")                                        68.1          72.4
                  Medingo Ltd. ("Medingo")                               92.3           100

            d.    Business combinations

                  Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of each acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill. For different accounting treatment starting January 1, 2009, see also z(iii).

            e.    Cash and cash equivalents

                  Cash equivalents are short-term highly liquid investments that are readily convertible to cash and have original maturities of three months or less at the date acquired.
                  Cash that is restricted as to withdrawal or usage is presented as a separate line item in the balance sheet as restricted cash.

            f.    Bank deposits

                  Bank deposits with original maturities of more than three months but less than one year are presented as part of short-term investments. Deposits are presented at their cost including accrued interest. Interest on deposits is recorded as financial income.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            g.    Marketable securities

                  Management determines the classification of marketable investments in debt securities with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations at each balance sheet date.

                  Certain marketable securities accounted for under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS 115") are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. The Company considers a decline in value to be other than temporary with regard to available-for-sale marketable debentures when the fair value is lower than cost for a continuing period which exceeds six months when no indicators to the contrary exist and when the Company does not intend to hold the debentures until maturity. When computing realized gain or loss, cost is determined on an average basis.

                  Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and re-evaluates such designations as of each balance sheet date. During 2007, 2006 and 2005, all marketable securities covered by Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive loss, a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, and impairment of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

                  FASB Staff Position ("FSP") No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment" ("FSP 115-1") and SAB Topic 5M "Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities" provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other-than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than - temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1") while retaining the disclosure requirements of EITF 03-1 which the Company adopted in 2003.

            h.    Inventories and contracts in progress

                  Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items and technological obsolescence.

                  Cost is determined as follows:

                  Raw materials - using the "first in, first out" method.

                  Products in process - represents the cost of production in progress;

                  Finished Products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs. Cost is measured on an average basis.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            i.    Investments in companies

                  Investments in common stock or in-substance-common stock of entities in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method ("affiliated companies") (see below for provisions of EITF 02-14). Significant influence is presumed to exist when the Company holds between 20%-50% of the investee's voting instruments. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company's representation on the investee's board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions, technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

                  The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or is not otherwise committed to provide further financial support to the affiliate.

                  In July 2004, the Emergency Issued Tax Force ("EITF") reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in in-substance-common stock if it has the ability to exercise significant influence over the operating and financial policies of the investee.

                  EITF 02-14 defines in-substance-common stock as an investment with similar risk and reward characteristics to common stock.

                  The Company applies EITF 02-18 "Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition" ("EITF 02-18") in cases where the Company suspended equity method loss recognition in a certain investee, and it subsequently invests in the aforementioned investee (not resulting in the ownership interest increasing from one of significant influence to one of control). If the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the Company recognizes previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses, however, depends on the facts and circumstances.

                  According to EITF 99-10, percentage used to determine the amount of equity method losses, in circumstances where the Company's ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular affiliate's security or loan held by the Company to which the equity method are being applied.

                  The excess of the investment over the proportional fair value of net tangible assets of the investee is attributed to technology and other identifiable intangible assets and the residual amount invested is allocated to goodwill. Technology and other identifiable intangible assets are amortized over a weighted averaged period of approximately 11 years, commencing from the acquisition date. Goodwill embedded in an equity method investment is not amortized. Instead it is subject to an other than temporary impairment assessment together with the entire carrying value of the investment.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            i.    Investments in companies (Cont.)

                  Gains arising from issuance of common or in substance common shares by affiliated companies to third parties are recorded as income in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to Staff Accounting Bulletin ("SAB") No. 51 "Accounting for Sales of Stock by a Subsidiary".

                  When an investment in common stock or in-substance common stock, that was previously accounted for on other than the equity method, becomes qualified for use of the equity method by an increase in level of ownership, the equity method of accounting is applied retrospectively and financial statements of prior periods are adjusted accordingly.

                  Investments in partnerships in which the Company has a greater than five percent interest, are accounted for under the equity method.

                  Investments in non-marketable securities of companies, in which the Company does not have the ability to exercise significant influence over their operating and financial policies, and investments in non-marketable companies that are not common stock or in-substance-common stock, are presented at cost.

                  Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, budget versus actual results, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, failure of research and development efforts, extremely negative deviation from the business plan, credit defaults, specific conditions affecting the investment such as in the industry or in geographic area and subsequent rounds of financings at an amount below the cost basis of the investment. This list of factors is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. See also note 8(3)a and b.

            j.    Property and equipment

                  Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                                          %
                                                                         ----------------------------------
                  Building (*)                                                            4
                  Computers, Machinery and Furniture                                    6 - 33 (mainly 33%)
                  Motor vehicles                                                         15
                  Leasehold improvements                                     over the term of the lease

                  (*) The building was sold during 2007, see also note 9.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            k.    Impairment and disposal of long-lived assets

                  The Company and its subsidiaries' long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. Assets held for sale are reported at the lower of their carrying amount or fair value less costs to sell. During 2005-2007 no impairment losses have been identified.

            l.    Intangible assets

                  Intangible assets include mainly technology, costumer relations, goodwill and other identifiable intangible assets acquired in connection with a businesses combination. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

                  The Company evaluates the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

                  Under SFAS No. 142 "Goodwill and other Intangible Assets" ("SFAS 142") goodwill and intangible assets with indefinite lives are no longer amortized but instead are tested for impairment at least annually (or more frequently if impairment indicators arise).

                  SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment. In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value the second phase is then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of the unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

                  Fair value of the company's reporting unit is determined, inter alia, using market related capitalization.

                  In 2005 when performing the first phase of the goodwill impairment test, the fair value of the systems and projects segment (reporting unit) of Elron Telesoft Ltd. and Elron Telesoft Export ("The ET Group"), which is included in discontinued operations, was found to be lower than its carrying value. Therefore the second phase of the goodwill impairment test was then performed and as a result goodwill was written down by $1,300 in 2005. The fair value of the reporting unit was determined using the discounted cash flow method. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates. The Company performs its annual impairment tests during the fourth fiscal quarter of each year.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            l.    Intangible assets (Cont.)

                  The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

            m.    Convertible Debentures and Options to Convertible Debentures

                  The company has elected pursuant to FAS 155, to present the Convertible Debentures and the Options to Convertible Debentures issued by Starling, , at their fair value, in the balance sheet and the changes in their fair value is charged to the state of operations as finance income or expenses, net. See also note 3.e.

            n.    Revenue recognition

                  The Company's subsidiaries (including former subsidiaries which results are included in discontinued operations) sell software license support and services systems and disposable medical products.

                  Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Other product sales and revenues are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104").

                  Revenues from license fees or product sales are recognized when persuasive evidence of an arrangement exists delivery of the product has occurred, the fee is fixed or determinable, no significant obligation exist and collectibility is probable.

                  When the products are sold with a warranty (up to one year), a provision is recorded at the time of sale for probable costs, in connection with the warranties, based on the Company's subsidiaries' experience and estimates.

                  Revenues from software licenses that require significant customization, integration and installation (included in discontinued operations) are recognized based on SOP 81-1, "Accounting for Performance of Construction Type and Certain Production - Type Contracts", according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion. Anticipated losses on contracts are charged to earnings when identified. Estimated gross profit or loss from contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis. Revenues derived from software licensing arrangements based on new technology, in which the Company's subsidiary does not have sufficient prior experience and estimates are not reasonably determinable, are recognized using the completed-contract method.

                  Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            n.    Revenue recognition (Cont.)

                  Revenues from cost plus service agreements are recognized as the services are performed, based on the costs incurred.

            o.    Research and development costs

                  Research and development costs, net of grants received, are charged to the statement of operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries' product development process, technological feasibility is established upon completion of a working model. Costs, incurred by the Company's subsidiaries between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

            p.    Advertising costs

                  Advertising costs are charged to the consolidated statement of operations as incurred.

            q.    Royalty-bearing grants

                  Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. Such grants are included as a deduction of research and development costs, since at the time received it is not probable that they will be repaid.

                  Research and development grants received by certain of the Company's subsidiaries in 2007 amounted to $1,038 (2006 - $1,982, 2005 - $1,528).

            r.    Income taxes

               1. The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("Fas 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined for loss carryforwards and other temporary differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

               2. In July 2006, the FASB issued FASB Interpretation No. 48,
                  "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            r.    Income taxes (Cont.)

                  benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

                  FIN 48 applies to all tax positions related to income taxes subject to "FAS 109". This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

                  FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. (See also note 14).

                  FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48, as of January 1, 2007, did not have any effect of the Company's retained earnings and financial position.

            s.    Income (loss) per share

                  Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year; ordinary share equivalents are excluded from the computation if their effect is anti-dilutive.

            t.    Stock based compensation

                  Effective January 1, 2006 ("the effective date"), the Company applies SFAS No. 123(R), "Share-Base Payment" ("SFAS 123(R"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123(R) requires the measurement and recognition of compensation expenses based on estimated fair value for all shared based payment awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R).

                  The Company, its subsidiaries and its affiliated companies adopted SFAS 123(R) using the modified-prospective method. According to the modified-prospective method, compensation cost is recognized beginning with the effective date (a) based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the grant date fair value estimated in accordance with the provisions of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

                  Previously, effective January 1, 2003 the Company and its subsidiaries adopted the fair-value-based method of accounting for share-based payments based on the provisions of SFAS 123, using the prospective methods described in SFAS 148, "Accounting for Stock- Based Compensation- Transition and Disclosure".

                  Because 1) SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, 2) the Company adopted SFAS 123 using the prospective transition method (which applied only to awards granted, modified or settled after January 1, 2003), and 3) prior to January 1, 2006, the Company's affiliated

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            t.    Stock based compensation (Cont.)

                  companies applied APB 25 whereby compensation cost is measured based on the intrinsic value of the options granted, compensation cost for some previously granted but unvested awards in the Company, its subsidiaries and in its affiliated companies that were not previously determined at fair value, are measured and recognized under the provisions of SFAS 123(R) starting in 2006.

                  The expense related to stock-based employee compensation included in the determination of net income for 2005, is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company, its subsidiaries and its affiliated companies had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date, pro forma net income and pro forma basic and diluted net income per share would be as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                    ------------
                                                                        2005
                                                                    ------------
                     Net income , as reported                         $ 47,335
                     Add: Stock-based employee compensation
                       expense included in reported net income             347

                     Deduct: Total stock-based employee
                       compensation expense determined under
                       the fair value based method for all awards        2,739
                                                                      --------
                     Pro forma net income                             $ 44,943
                                                                      ========
                     Net income  per share:
                     Basic - as reported                              $   1.61
                     Basic - pro forma                                    1.53

                     Diluted - as reported                                1.60
                     Diluted - pro forma                                  1.52

                  The Company recognizes compensation expenses for the value of its awards over the requisite service period of each of the awards using the straight line method.

                  The fair value of stock options for the Company was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2007, 2006 and 2005:

                                                   2007        2006       2005
                                                ---------   ---------   --------

                  Risk-free Interest Rate         4.61%       4.75%       4.75%

                  Expected Dividend Yield(1)         0%          0%          0%

                  Expected Volatility(2)            33%         38%         38%


                  Expected Lives(3)               4.25         2.8         2.8

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            t.     Stock based compensation (Cont.)

               (1) According to the Company's 2003 option plan, the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed per share. Accordingly, the Company, when calculating fair value of the options based on the Black-Scholes option-pricing model, assumes a 0% dividend yield.

               (2) The Company used its historical volatility over the period of the expected lives of the options.

               (3) The Company determined the expected life of the options according to vesting and exercise terms of the options based on its past experience and used the "simplified" method when applicable.

                   The Company's additional disclosures required by SFAS 123R are provided in Note 16.

                   Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value at each reporting date using the Black-Scholes option-pricing model. The fair value of the call option is recorded as a liability and changes in the liability are recorded as compensation expenses in the statement of operations.

            u.     Comprehensive income

                   Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities and foreign currency translation adjustments (See
                   Note 24).

            v.     Severance pay

                   The Company's and some of its subsidiaries' liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company's liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

                   Some subsidiaries agreements with employees, specifically state, in accordance with section 14 of the Severance Pay Law -1963, that the Company's contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, for companies which have signed section 14, related obligation and amounts deposits on behalf of such obligation, are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

                   The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

                   Severance pay expenses for the years ended December 31, 2007, 2006 and 2005 amounted to $920, $833 and $354, respectively.

                   Severance pay expenses for the year ended December 31, 2005 presented in the discontinued operations amounted to $28.

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            w.    Discontinued operations

                  Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

            x.    Fair value of financial instruments

                  SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, marketable securities, short-term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2007 and 2006, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

                  The carrying amounts of loans to and investments in non-public companies which were presented as investment in other companies, were $70,753 and $66,750 at December 31, 2007 and 2006, respectively, and they represent the original cost, net of any impairment charges since the dates of acquisition.

                  The estimated fair value of these companies' investments is not presented due to the lack of a quoted market price.

            y.    Concentrations of credit risk

                  Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable debentures and trade receivables.

                  Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in the United States and Israel. 69% of marketable debentures are debentures of U.S. government agencies with high credit quality and with limited amount of credit exposure to any U.S agency. The other 31% are corporate debentures with high credit quality and with limited amount of credit exposure to any corporation. Accordingly, the Company's management believes that minimal credit risk exists with respect to these investments.

                  Trade receivables are derived from sales to major customers located primarily in the U.S, Europe and in Asia. The Company's subsidiary performs ongoing credit evaluations of their customers and obtain letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is recognized with respect to those amounts that were determined to be doubtful of collection.

                  As of the balance sheet date there is no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            z.    Recently issued accounting pronouncements

             i. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. The Company will adopt SFAS No. 157 effective on January 1, 2008.

             ii. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value which will be determined according to SFAS 157 mentioned above. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company believes that the adoption of SFAS No. 159 will not have any significant effect on the Company's financial statements, results of operations or financial position, since the Company will not apply the fair value option for its existing assets and liabilities as of January 1st, 2008.

             iii. In December 2007, the FASB issued SFAS 141(R), "Business
                  Combinations" ("SFAS 141(R)"). This Statement replaces SFAS 141, "Business Combinations", and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

                  SFAS 141(R) also amends SFAS No. 109, "Accounting for Income Taxes", to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things; provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            z.    Recently issued accounting pronouncements (Cont.)

                  SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on accounting for current subsidiaries.

             iv. In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends ARB 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008.

             v. In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 ("SAB 110"), which, effective January 1, 2008. SAB 110 amends and replaces Staff Accounting Bulletin No. 107 ("SAB 107"), Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a "simplified" method in developing an estimate of expected term of "plain vanilla" share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the "simplified" method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the "simplified" method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the "simplified" method for "plain vanilla" awards in certain situations. The SEC staff does not expect the "simplified" method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available.

                  The adoption of SAB 110 would not have any effect on the Company's financial statements.

NOTE 3:-    BUSINESS COMBINATIONS AND SALE OF BUSINESSES

            a.    Elron Telesoft

                  On December 29, 2005, Elron sold all of its shares of Elron Telesoft Ltd. and Elron Telesoft Export ("The ET Group") to ECtel Ltd. (NASDAQ: ECRX) for $2,100. The above transaction resulted in an immaterial gain (due to previous impairment charges which were recorded on the ET Group assets).

                  According to SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. The business sold by the ET Group met the criteria for reporting discontinued operations and therefore the results of operations of the business for the periods presented and the gain on the sale had been classified as discontinued operations in the statement of operations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:-    BUSINESS COMBINATIONS AND SALE OF BUSINESSES (CONT.)

            b.    Galil

                  Galil Medical Ltd. ("Galil") develops, manufactures and markets cryotherapy platform incorporating powerful freezing technology and proprietary needle design for minimally invasive treatments for various clinical applications.

                  On December 8, 2006 Galil has completed a $40,000 financing in consideration for 74,962,166 preferred A1 shares, led by U.S. venture capital funds namely, Thomas, McNerney & Partners, The Vertical Group and Investor Growth Capital (the "new investors"). As part of the financing round, the new investors purchased shares from certain existing shareholders of Galil, for approximately $8,000 of which approximately $2,650 were purchased from Elron's subsidiary, RDC. In addition, loans in the amount of approximately $3,600 previously granted to Galil by Elron, RDC and DIC, were converted into 6,746,596 preferred A2 shares of Galil of which Elron's share was approximately $1,400 and RDC's share was approximately $800. The sale of the shares in RDC and the conversion of the loans granted by RDC and Elron were done as part of the same transaction. Accordingly, only the cash received in excess of the converted loans represents consideration for the sale of Galil's shares by RDC. As a result, a gain in the amount of approximately $600 was recorded ($0 net of minority interest since the converted loans exceeded the cash received on a consolidated basis).

                  Following the above transactions, Elron and RDC holds approximately 12% and 17%, respectively, of Galil's outstanding shares. As a result of the decrease in Elron's and RDC's interest in Galil, Elron ceased to consolidate Galil's financial statements.

                  On December 8, 2006 Galil also completed the sale of its 25% interest in Oncura Inc ("Oncura") to Oncura's 75% shareholder, and purchased from Oncura the urology related cryotherapy business for a net consideration of $20,000. Following the transaction, the cryotherapy business is solely owned and operated by Galil. Galil recorded the additional 75% of the cryotherapy business purchased, based on its fair value (determined as the consideration paid). As a result of the sale of Oncura and the purchase of the cryotherapy business, Galil recorded loss in the amount of approximately $1,700 (not including transaction costs). Elron's share in the above loss amounted to approximately $600, included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

            c.    Enure

            1. On October 2, 2005, Elron completed an investment of approximately $4,000 in Enure ("Enure"), in consideration for 8,547,600 Series A preferred shares ("The 2005 investment"). Enure is an Israeli software company engaged in developing unique solutions in the field of broadband services management and home networks. Following Elron's above investment, Elron holds approximately 44% of Enure, on a fully diluted and on an as converted basis (approximately 57% on an outstanding basis). After the completion of the 2005 investment, Elron controlled Enure. Therefore, Enure's financial statements were consolidated in the Company's consolidated financial statements. The majority of the purchase price was allocated to cash and other monetary current assets and liabilities.

            2. On August 10, 2006, Enure completed an additional $4,000 financing round ("the additional financing round"), of which Elron invested $500 and a new investor invested $3,500. This round was a continuation to the 2005 investment. As a result of the additional financing round, Elron's interest in Enure decreased from 44% to 34% on a fully diluted basis and on an as converted basis, respectively (and to approximately 41% on an outstanding basis), resulting in Elron ceasing to control Enure. The aggregate investment in Enure in the amount of $8,000 was in consideration for 17,095,200 Series A preferred shares, of which Elron received 9,616,050 Series A preferred shares of Enure.

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:-    BUSINESS COMBINATIONS AND SALE OF BUSINESSES (CONT.)

            c.    Enure (Cont.)

                  After the additional financing round Enure was considered to be a variable interest entity, however, the Company was not the primary beneficiary of Enure. In addition, as a result of the decrease in Elron's interest in Enure occurred as a result of the additional round, and since Elron was not the primary beneficiary of Enure, Elron ceased to consolidate Enure's financial statements following the additional financing round. (See also note 8(3)l.).

            d.    3DV

                  3DV Systems Ltd. ("3DV") develops a unique video camera technology capable of capturing the depth dimension of objects in real time.

                  On December 12, 2006, 3DV completed a financing round of $20,100, led by new investors, Kleiner Perkins Caufield & Byers, a leading U.S venture capital fund, and Pitango Venture Capital, a leading Israeli venture capital fund. The investment was in two installments, the first of which was in the amount of $9,000, in consideration for 2,077,387 preferred B shares, which was invested immediately and the second installment will be invested upon completion of a milestone as defined in the share purchase agreement. As part of the first installment Elron and RDC invested together an amount of approximately $1,100 and converted $5,100 previously granted loans, all in consideration for 1,409,853 preferred B shares (of which Elron's share was 587,207 preferred B shares and RDC share was 822,646 preferred B shares). Elron and RDC also converted previously granted loans in the amount of approximately $950 to 179,665 preferred A shares. Following the completion of the investment, Elron's and RDC's holdings in 3DV, decreased from 29.9% and 44.8% to approximately 21.7% and 31.7%, respectively, of the shares of 3DV on a fully diluted and on an as converted basis (from approximately 35.7% and 53.5% to approximately 25.7% and 37.5%, respectively, on an outstanding basis and on an as converted basis). Following the new financing round, since 3DV is not considered a VIE and since Elron does not control 3DV, Elron ceased to consolidate 3DV's financial statements and the investment in 3DV was accounted for under the equity method. Since the Company's and RDC's investment and conversion of loans was to preferred B shares and since the Company's and RDC's investment in the converted loans was reduced to zero through the losses of 3DV, gain in the amount of $3,500 ($2,500 net of minority interest) was recorded in 2006 in order to reflect its share in the preferred B share capital.

            e.    Starling

                  On June 13, 2007, Starling Advanced Communications Ltd. ("Starling"), then a 72.5% subsidiary of Elron, completed an initial public offering on the Tel Aviv Stock Exchange (TASE) in Israel of shares and convertible securities (convertible, bearing annual 6% interest and NIS, ("New Israeli Shekels") Israeli CPI linked debentures ("Convertible Debentures")) and options to the Convertible Debentures ("Options to Convertible Debentures") in consideration for aggregate gross proceeds of approximately NIS 57,000 (approximately $14,000). An amount of approximately $7,300 (amount denominated in NIS) proceeds from the issuance of the Convertible Debentures is restricted and will be released from the restrictions and used by Starling upon achieving certain milestones, no later than November 30, 2008. Elron invested approximately $4,000 as part of the offering in consideration for 619,700 ordinary shares, 8,675,800 convertible debentures and 86,758 options to convertible debentures. In addition, immediately prior to the offering, existing shareholders of Starling, including Elron and its subsidiary, RDC, converted shareholder loans in the amount of approximately $6,500 into 6,488,783 ordinary shares and 393,126 Options to Convertible

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:-    BUSINESS COMBINATIONS AND SALE OF BUSINESSES (CONT.)

            e.    Starling (Cont.)

                  Debentures. Following the offering, Elron's consolidated holdings (directly and through RDC) in Starling's outstanding shares decreased from 72.5% to approximately 68%. Since Elron still has control over Starling, Elron continues to account for Starling as a consolidated subsidiary.

                  The restricted cash amounted as of December 31, 2007 to $7,642 and bears interest at the rate of 3.95%.

                  According to SFAS No. 133 "Accounting For Derivative instruments And Hedging Activities" ("FAS 133") as amended by SFAS 155 "Accounting For Certain Hybrid Financial Instruments" ("FAS 155") and according to FASB staff position FAS 150-5 "Issuer's Accounting under FASB statement No. 150 for Freestanding Warrants and Other Similar Instruments on Share that are Redeemable" the Convertible Debentures and the Options to Convertible Debentures is to be presented, in each reporting period, at their fair value in the balance sheet and the changes in fair value will be charged to the statement of operations as finance income (loss) finance income or expenses, net. As of December 31, 2007 the minority portion in the Convertible Debentures and in the Options to Convertible Debentures amounted to $5,549 and $830, respectively. The Convertible Debentures and the Options to Convertible Debentures held by the minority were presented as part of short term liabilities in the consolidated balance sheets.

                  Starling is considered a development stage Company. Accordingly, the changes in Elron's proportional shares of Starling's equity, resulting from the decrease in Elron's shares in Starling, have been accounted for as an equity transaction in accordance with SAB 51 and as a result a capital reserve of approximately $3,300 (approximately $2,480 net of minority interest) was recorded. See also note 15(d)5.

            f.    Medingo

                  In November 2007 ("the closing date"), Medingo Ltd. ("Medingo"), then wholly owned by RDC, completed a financing round of approximately $29,000 in consideration for 74,966 series A preferred shares pursuant to which Elron undertook to invest $22,200 and was granted an option to invest an additional $1,900 and Radius Ventures, a U.S. venture capital fund ("Radius") and others, undertook to invest $5,100. The investment was in two installments the first, in the amount of $ 16,700 of which Elron invested $14,200 (including $4,200 conversion of convertible loans, previously granted to Medingo by Elron and $950 as a result of the exercise of the option granted to Elron) and Radius invested $2,500.

                  In addition RDC also converted previously granted loans of approximately $2,000 into ordinary shares of Medingo.

                  All the shares in consideration for the $29,000 were issued at the closing date and the unpaid portion of the shares were held in trust pending the second installment.

                  As a result of the above investment, Elron and RDC hold 29% and 49%, respectively of Medingo's shares on a fully diluted basis and on an as converted basis (34% and 58%, respectively on an outstanding basis and on an as converted basis).

                  The excess of the purchase price over the share in the equity acquired by the Company on a consolidated basis with RDC amounted to $ 2,300 and was allocated to in process research and development activities ("IPR&D").

                  The write off of the IPR&D is included as part of "amortization of intangible assets in the statement of operations.

                  Since Elron controls Medingo, Elron continues to consolidate Medingo's financial statements in Elron's consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:-    BUSINESS COMBINATIONS AND SALE OF BUSINESSES (CONT.)

            f.    Medingo (Cont.)

                  The agreement provided that Elron was entitled to transfer all or a portion of its unpaid shares in the amount of up to $9,000, and the rights related thereto to Rafael Advanced Defense Systems Ltd. ("Rafael"), (the other shareholder of
                  RDC) and/or to RDC, in each event, at Rafael's discretion and instruction.

                  Dring February 2008, subsequent to the balance sheet date, Elron, Rafael and RDC, executed an agreement according to which Rafael agreed to transfer $9,000 to RDC for the purpose of investing in Medingo, and Elron agreed to assign a portion of its investment in Medingo in the amount of $9,000 which it already invested as part of the first installment, to RDC such that $18,000 of the total investment in Medingo will be considered an investment by RDC.

                  During February 2008, RDC, Elron and Radius and others invested the second installment in the amount of $9,000, $ 1,000 and $ 2,550, respectively.

                  As a result of the above agreement Elron's and RDC's holdings in Medingo are 7% and 70%, respectively on a fully diluted basis and on an as converted basis and 9% and 84%, respectively on an outstanding basis and on an as converted basis.

                  Medingo is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo's device is a miniature dispensing patch, which is convenient, easy to use, discreet and more cost-effective than standard insulin pumps.

                  The minority interest presented in the balance sheet, includes an amount of $5,100 which was invested by Radius and others as above mentioned.

            g.    Sync- Rx

                  In December 2007, RDC completed a new investment in its group company, Sync- Rx Ltd., ("Sync-Rx") which was incorporated by RDC in the amount of $5,000 in two installments, of which $2,500 was invested in January 2008, and the balance will be invested in December 2008. RDC holds following this investments approximately 76% on a fully diluted basis and on as converted basis. As a result, Elron's holdings in Sync-Rx, indirectly through RDC is 38%. Sync-Rx developing and introducing major improvements in the efficacy, safety and simplicity of trans-catheter cardiovascular interventions. Since RDC controls Sync-Rx, Elron consolidated Sync-Rx financial statements in Elron's consolidated financial statements.

NOTE 4:-    CASH AND CASH EQUIVALENTS

            Includes bank deposits in U.S. dollars, bearing an annual weighted average interest rate of 4.66% per annum (December 31, 2006 - 5.08%) and bank deposits denominated in NIS bearing an annual weighted average interest rate of 3.67% per annum (December 31, 2006 - 4.26%).

NOTE 5: -   SHORT-TERM INVESTMENTS

                                 ANNUAL WEIGHTED
                                     AVERAGE
                               INTEREST RATE AS OF
                                DECEMBER 31, 2007        DECEMBER 31,
                               -------------------   -------------------
                                        %              2007       2006
                               -------------------   --------   --------
   Certificate of deposits                                 --      9,082
   Bank deposits                       5.01            16,900     10,835
                                                     --------   --------
                                                     $ 16,900   $ 19,917
                                                     ========   ========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 6:-    AVAILABLE FOR SALE MARKETABLE SECURITIES

                                                      ANNUAL WEIGHTED
                                                          AVERAGE
                                                    INTEREST RATE AS OF
                                                     DECEMBER 31, 2007          DECEMBER 31,
                                                    -------------------    ----------------------
                                                             %                2007         2006
                                                    -------------------    ---------    ---------
   Available-for-sale securities: (1)(2)
      U.S. government agencies and corporate
      debentures                                            5.18           $  29,730    $  55,862
                                                                           =========    =========

         (1)  Includes unrealized income                                   $     437    $     437
                                                                           =========    =========
         (2)  Includes unrealized loss                                     $    (186)   $     (38)
                                                                           =========    =========

         *) In 2006 unrealized losses in the amount of $519, were reclassified as financing loss due to an other than temporary decline in value of certain securities.

                                                                           DECEMBER 31,
                                                                           ------------
                                                                               2007
                                                                           ------------
                                                                            MATURITIES
                                                                           ------------
   As of December 31, 2007:

   Available-for-sale securities:
   Due in one year or less                                                 $  18,816(*)
   Due after one year to three years                                           7,632
   Due after three years to five years                                         1,337
   Due after five years to ten years                                           1,945
                                                                           ---------
                                                                           $  29,730

(*) After the balance sheet date, approximately $17,000 available for sale marketable securities were sold.

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES

            a.    Affiliated companies are as follows:

                                                              DECEMBER 31,
                                                       -------------------------
                                                         2007             2006
                                                       -------------------------
                                                           CONSOLIDATED % OF
                                              NOTE     OUTSTANDING SHARE CAPITAL
                                            --------   -------------------------

                  Given Imaging               7d(1)      27.4             25.4
                  ChipX                       7d(2)      29.1             28.7
                  Wavion                      7d(3)      49.5             38.0
                  Oren Semiconductors         7d(4)        --               --
                  Galil                        3b        29.0             29.0
                  3DV                          3d        63.2             63.2
                  NetVision                   7d(5)      16.0             36.1
                  Ellara (formerly -AMT)      7d(6)      36.6             33.7
                  Oncura                      7d(7)        --               --
                  Pulsicom                     --          --             18.2
                  Notal Vision                 --        23.3             23.3
                  CellAct                      --          --             45.0
                  Aqwise                      7d(8)      34.0               --
                  Radlive                     7d(9)      29.1               --
                  Journeys                   7d(10)        --               --

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

            b.    Composition of investments: (1)(2)

                                                                                DECEMBER 31
                                                                         ------------------------
                                                                            2007         2006
                                                                         ----------    ----------
                  Given Imaging                                              89,969        72,525
                  Netvision                                                  30,293        13,119
                  Galil                                                       1,069         6,158
                  Others                                                     10,020         8,590
                                                                         ----------    ----------
                                                                         $  131,351    $  100,392
                                                                         ==========    ==========
                  (1) Includes loans and convertible loans
                      (bearing a weighted average interest rate
                      of 6.58% per annum (December 31, 2006
                      - 6.74%))                                          $    1,486    $    1,066
                                                                         ==========    ==========
                  (2) Difference between the carrying amounts
                      of investments and the Company's share
                      in the net equity of affiliates, generally
                      attributed to technology, goodwill and
                      other intangible assets                            $   63,417    $   50,701
                                                                         ==========    ==========

            c.    Fair market value of publicly traded companies:

                                                                                DECEMBER 31
                                                                         ------------------------
                                                                            2007         2006
                                                                         ----------    ----------
                                                  STOCK EXCHANGE         U.S. DOLLARS IN MILLIONS
                                               -------------------       ------------------------
                  Given Imaging                Tel-Aviv and NASDAQ       $    186.1    $    141.0
                  Netvision                    Tel-Aviv                        53.0          54.2

            d.    Additional information

                  1.       Given

                           Given Imaging Ltd. ("Given"), a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules.

                        a. During 2005 a former senior employee of RDC exercised
                           options previously granted to him, and purchased from RDC 70,200 shares of Given in consideration for approximately $12 and the elimination of the related liability previously recorded in RDC'S books. As a result, RDC recorded a gain of approximately $1,200 (net gain of approximately $500 net of tax and minority interest).

                        b. During August 2006 and May 2007, Elron purchased, in
                           a series of open market transactions, 539,721 and 717,366, respectively, ordinary shares of Given, for an aggregate purchase consideration of approximately $10,000 and $18,700 respectively. As a result of the transactions, Elron's direct and indirect ownership interest in Given increased from approximately 19.3% to approximately 21.2% and 23%, respectively, of Given's outstanding ordinary shares.

                           In parallel transactions, DIC, purchased the same number of shares of Given for the same aggregate consideration in both transactions, increasing its holdings from approximately 12.4% to approximately 14.3% and 16%, respectively, of Given's outstanding ordinary shares.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

            d.    Additional information (Cont.)

                        The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $8,100 and $16,100, respectively, and was allocated as follows: approximately $6,300 and $8,300, respectively, to intangible assets other than goodwill, such as customer relationships and technology, approximately $1,000 and $1,400, respectively, to IPR&D and approximately $800 and $6,400, respectively, to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 10.5 and 10 years, respectively.

                        The amount allocated to IPR&D was charged immediately to the statements of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item "Equity in losses of affiliated companies" in the statements of operations of 2006 and 2007.

                  c. As of December 31, 2007 the Company holds directly and indirectly approximately 23% of the shares of Given on a fully diluted basis.

                  2.    ChipX

                        ChipX Incorporated ("ChipX") is a manufacturer of late stage programmable structured ASICs
                        (application-specific integrated circuits). In May 2006, ChipX completed a private placement round from existing shareholders of $6,000, of which Elron invested approximately $ 2,300.

                        In February 2007, ChipX, completed the acquisition of the US ASIC (application specific integrated circuits) business assets of Oki Semiconductor Company, a division of Oki America Inc. In addition, ChipX and Oki Semiconductor have signed a collaboration agreement which will enable ChipX to gain access to Oki Semiconductor's technology, libraries and foundry services. In April, 2007 ChipX completed a private placement of $4,000 from existing shareholders, of which Elron invested $1,300. The proceeds will be used mainly to finance ChipX sales and marketing activities in connection with the acquisition of the US ASIC business of Oki Semiconductors. As a result of the above-mentioned transactions, Elron holdings in ChipX is 23% on fully diluted basis and on as converted basis.

                  3.    Wavion

                        Wavion is a developer of broadband wireless access systems for Wi-Fi networks. In each of 2005 and 2006, Elron invested approximately $1,400 in Wavion Inc. ("Wavion") in consideration for 1,696,728 Series B preferred shares in each year, out of an aggregate amount of $3,600 invested each year in Wavion by existing shareholders. As a result Elron's share in Wavion increased from 37.5% to 37.8% in 2005 and to 38% in 2006.

                        During the third quarter of 2007, Elron together with certain other stockholders ("Participating Stockholders") signed a stock purchase agreement (the "Series A purchase agreement") with Wavion relating to an aggregate investment of up to $10,000, in three separate installments, of which an aggregate of $3,600 was invested

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

            d.    Additional information (Cont.)

                        immediately in consideration for Series A preferred shares, of which Elron invested approximately $1,700. The remaining balance of the investment may be invested by the Participating Stockholders pro rata to their holdings in Wavion, in two installments, during the fourth quarter of 2007 (subsequently delayed to the first quarter of 2008) and the second quarter of 2008 respectively. As part of the financing, all previously existing series of preferred shares were converted into ordinary shares. In addition, the Participating Stockholders purchased the shares held by another shareholder in Wavion on a pro-rata basis.

                        During March 2008, subsequent to the balance sheet date, Elron together with another shareholder of Wavion completed the second installment of the Series A Purchase Agreement investing an aggregate of $3,200 of which Elron invested approximately $2,000, as well as purchased all the shares held by another stockholder in Wavion ("Purchased Shares"), of which Elron purchased 75% of the Purchased Shares, in consideration for 10% of the proceeds of the Purchased Shares from a future exit event, as defined in the definitive agreement. Following these transactions, Elron holds approximately 57% of the as converted outstanding share capital of Wavion.

                        Wavion is considered to be a variable interest entity. However, the Company is not the primary beneficiary of Wavion, and accordingly has not consolidated Wavion. As of December 31, 2007, the Company has no exposure to loss as a result of its investment in Wavion since it is presented in a negative amount.

                  4.    Oren

                        On June 10, 2005, Zoran Corporation (NASDAQ: ZRAN) ("Zoran") completed the acquisition of Oren Semiconductors Inc. ("Oren"). Prior to the transaction, Zoran held approximately 17% of Oren. The consideration paid by Zoran to the other shareholders in Oren was determined based on a value of Oren of $53,500. Zoran paid approximately $44,600 in the form of cash and Zoran common stock for the remaining 83% of Oren. Upon completion of the transaction, Elron received cash of approximately $12,500 and Zoran common stock with a value of approximately $7,700 (based on the market price of Zoran shares on the date of completion). For the assurance of Oren's representations in accordance with the agreement, an amount of approximately $1,900 out of the cash received was deposited in an escrow account, of which half was received in June 2006 and the second half received in June 2007. As a result of the sale, Elron recorded a gain, in 2005, of approximately $19,700 (approximately $17,200 net of taxes).

                        In July 2005, Elron sold all shares of Zoran received by it in the aforementioned sale for approximately $8,800 and recorded a gain of approximately $1,100 (approximately $700 net of tax).

                  5.    NetVision

                     a. NetVision provides Internet services and solutions in
                        Israel and international telephony services through Voice over IP technology.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

            d.    Additional information (Cont.)

                  5.    NetVision (Cont.)

                        b. On May 19, 2005, Netvision completed its initial
                           public offering on the Tel Aviv Stock Exchange in Israel of shares and convertible securities in consideration for the immediate net proceeds of approximately NIS 135 million (approximately $31,000). Out of the proceeds received, an amount of approximately NIS 38 million (approximately $8,600) was allocated to the shares and an amount of approximately NIS 97 million (approximately $22,400) was allocated to the convertible securities based on the relative fair value of such securities. Future proceeds from the exercise of options sold in the offering may amount to a maximum of approximately NIS
                           28.8 million (approximately $6,600). Elron and DIC each converted approximately $3,100 of loans into equity of Netvision immediately prior to the offering and $2,200 in loans was repaid to each Elron and DIC from the proceeds of the offering. As a result of the initial public offering, Elron's interest in Netvision decreased from 45.7% to approximately 39% (27.4% on a fully diluted basis including all convertible securities), resulting in a gain of approximately $3,000.

                        c. As a result of conversion of convertible debentures
                           and exercise of employees options into Netvision common stock during 2006, Elron's interest in Netvision decreased from 39.1% to 36.1%. Therefore, Elron recorded during 2006 a gain in the amount of approximately $1,800.

                        d. On January 25, 2007, NetVision, then held 36% by
                           Elron and 36% by DIC, completed the merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. ("Barak") and the merger with GlobCall Communications Ltd. ("Globcall"), following which NetVision purchased from Barak shareholders all of Barak's issued share capital in exchange for approximately 46.5% of NetVision's share capital immediately after the transaction ("Barak Merger"), and from DIC, all of GlobCall's issued share capital in exchange for approximately 7% of NetVision's share capital immediately after the Barak Merger and the transaction ("GlobCall Merger"). The above mentioned exchange ratios were based upon company valuations, that were issued to the parties by independent appraisers, according to which NetVision's value was estimated to be between 533 million NIS (approximately $122,000) and 621 million NIS (approximately $142,000), Barak's value was estimated to be between 456 million NIS (approximately $105,000) and 529 million NIS (approximately $121,000), and GlobCall's value was estimated to be between 67 million NIS (approximately $15,000) and 90 million NIS (approximately $21,000). Barak is a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are part of the IDB group.

                           Following the transactions, Elron's, DIC's and Clal's holdings in NetVision decreased to approximately 18%, 25% and 29%, respectively. The merger was recorded in NetVision's financial statements based on the fair market value of NetVision ordinary shares issued, according to the purchase method of accounting (according to US GAAP). As a result of the Barak merger and GlobCall merger, Elron recorded gain of approximately $10,300 ($9,100 net of tax).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

            d.    Additional information (Cont.)

                  5.       NetVision (Cont.)

                        e. During June and December 2007, NetVision raised in
                           two private placements an amount of approximately 112,200 NIS (approximately $28,000). As a result, Elron's holding in NetVision decreased to approximately 16%, resulting in a gain of approximately $2,400 ($1,900 net of tax).

                           In addition, Elron recorded gain in the amount of approximately $1,100 ($800 net of tax) as a result of exercise of options and debentures in NetVision.

                        f. As of December 31, 2007 the Company holds
                           approximately 14% of the shares of Netvision on a fully diluted basis.

                           Elron continues to account for NetVision under the equity method of accounting as together with DIC and Clal, Elron has a significant influence over Netvision.

                  6.    Ellara (formerly - AMT) (Advanced Metal Technology Ltd.)

                        The Ellara group develops technologies and products based on amorphous metals. On June 8, 2006, Elron completed an investment of $5,000 in convertible A1 notes of Ellara, as part of a financing round of $14,000 led by Shamrock Israel Growth Fund, an Israeli private equity fund. The investment in Ellara was in two installments, the first of $2,500 was invested immediately. The second installment of $2,500 was invested during December 2006 (an amount of approximately $700) and during January 2007 (an amount of $1,800). In addition, Elron and other shareholders of Ellara converted previously granted loans in the amount of $1,000 into convertible A1 notes of Ellara, of which Elron's share is $500. In connection and together with the above financing round, Ellara issued convertible A2 notes which are convertible into A-7 preferred shares to certain minority shareholders in its affiliates and subsidiaries, in consideration for their holdings in those companies (the "SWAP"). The convertible A notes previously held by Elron and the convertible A2 notes issued as part of the SWAP have the same level of preference. Accordingly, and since the convertible A notes and A2 notes are considered in substance common stock, Elron recorded a gain of approximately $1,000 as a result of the SWAP transaction and the issuance of convertible A2 notes to third parties. Following the above financing round and SWAP, Elron's holdings in Ellara decreased from approximately 41.8% to approximately 34% on an as converted basis.

                        On August 15, 2007, Elron completed an investment of $1,900 in convertible A3 notes of Ellara as part of a financing by the shareholders of Ellara in the aggregate amount of $2,600. The A3 notes rank prior to any other notes with regard to the liquidation preference rights. Following the above financing round, Elron's holdings in Ellara increased from approximately 34% to approximately 37% on an as converted basis. In addition, in January 2008, subsequent to the balance sheet date, Elron invested an additional aggregate $1,000 in loans bearing an interest rate of LIBOR plus 3.5% per annum.

                        Since the investment in convertible notes is considered to be an investment that is in in- substance common stock, the investment in Ellara is accounted for under the equity method.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

     d.     Additional information (Cont.)

                  7.    Oncura

                        Oncura provided minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. Oncura was held 25% by Galil and 75% by GE. In 2005, due to an impairment of a certain intangible relating to a contract, Galil wrote down an amount of $1,700 ($800 net of minority interest), which is the unamortized portion of the investment amount allocated to the aforementioned intangible asset at the date of the investment in Oncura. In addition, in light of Oncura's results, Galil recorded in 2006 and 2005 an impairment loss on the investment in Oncura in the amount of $6,100 and $ 3,400 , respectively (Elron's share net of minority interest $2,500 and $1,400, respectively, due to an other than temporary decline in value of such investment. The impairment losses were presented in the statement of operations in the line item "equity in losses of affiliated companies". See also Note 3(b) regarding the sale of all of Galil holdings in Oncura.

                  8.    AqWise

                        On March 15, 2007, Elron completed the acquisition of approximately 34% of the outstanding ordinary shares of AqWise - Wise Water Solutions Ltd. ("AqWise"), an Israel-based water technology company, from Polar Investments Ltd. (TASE: PLR) and other existing shareholders in consideration for approximately $3,400.

                        AqWise headquartered in Israel with offices in Mexico, provides advanced biological wastewater treatment technologies. AqWise's patented AGAR(R) (Attached Growth Airlift Reactor) technology increases capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology to be used in existing plants or in new plants with limited space.

                        The excess of the purchase price over the company's share in the assets acquired and liability assumed amounted to approximately $3,400 and was allocated to intangible assets other then goodwill such as customers contracts and technology. The amounts allocated to the above intangible assets will be amortized on a straight-line basis over their weighted average expected useful life of 11 years.

                        Since the investment was in ordinary shares, the investment in AqWise is accounted for under the equity method of accounting under the provisions of APB 18.

                  9.    Radlive

                        On May 30, 2007 Elron completed a new investment of approximately $3,750 in Radlive Ltd. ("Radlive"), an Israeli company in consideration for 3,750,000 series A Preferred shares of Radlive. The aggregate financing round of $7,650 was jointly led by Elron and Gemini Israel Funds. As a result of the investment, Elron holds approximately 25% of Radlive's equity on a fully diluted basis and on an as converted basis.

                        Radlive is engaged in the development of high definition telephony technologies and applications.

                        The excess of the purchase price over the company's share in the assets acquired and liability assumed amounted to approximately $700 and was allocated to intangible assets other than goodwill such as technology. The amounts allocated to the above intangible assets will be amortized on a straight-line basis over their weighted average expected useful life of 5 years.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

     d.     Additional information (Cont.)

                  9.    Radlive (Cont.)

                        Since the investment in Preferred A shares is considered to be an investment that is in- substance common stock, the investment in Radlive is accounted for under the equity method.

                  10.   Journeys

                        On July 1, 2007, Elron completed a new investment by providing a convertible loan of $300 followed by an additional $300 convertible loan granted, on November 1, 2007, to Journeys Ltd. ("Journeys"). Journeys is engaged in the development of a casual internet multiplayer game appealing to a wide audience.

     e.     Summarized information

            Summarized combined financial information is as follows:

                                                GIVEN     NETVISION     GALIL       AMT        OTHER
                                              ---------   ---------   --------   ---------
   December 31, 2007:

      Balance sheet information:
         Current assets                       $ 112,783   $ 117,401   $ 22,962   $   4,040   $  34,290
         Non-current assets                      64,533     214,135     30,085       3,463       8,900
         Total assets                           177,316     331,536     53,047       7,503      43,190
         Current liabilities                     37,787      95,664      7,906       3,021      18,056
         Non-current liabilities                  3,938      43,954      1,403      40,554      12,335
         Minority interest                        1,996       2,230         --         232          --
         Redeemable preferred stock                  --          --         --          --      53,071
         Shareholders' equity (deficiency)      133,595     189,688     43,738     (36,304)    (40,272)

   Year Ended December 31, 2007:

   Statement of operations information:
   Revenues                                   $ 112,868   $ 293,112   $ 25,622   $   4,833   $  34,887
   Gross profit                                  78,304       4,634     17,362       3,844      11,008
   Net income                                    15,185       6,019         --          --          --
   Net loss                                          --          --     (9,269)     (6,864)    (29,911)

                                                GIVEN     NETVISION      AMT     ONCURA(*)     OTHERS
                                              ---------   ---------   --------------------------------
   December 31, 2006:

      Balance sheet information:
         Current assets                       $ 103,069   $  48,854   $  3,366   $      --   $  53,629
         Non-current assets                      55,108      47,961      4,467          --      36,460
         Total assets                           158,177      96,815      7,833          --      90,088
         Current liabilities                     24,054      34,499      4,323          --      15,918
         Non-current liabilities                 22,838      32,587     33,093          --       9,892
         Minority interest                        3,499       1,955        232          --          --
         Redeemable preferred stock                  --          --         --          --      44,919
         Shareholders' equity (deficiency)      107,786      27,774    (29,815)         --      19,359

   Year Ended December 31, 2006:

   Statement of operations information:
   Revenues                                   $  95,029   $  94,026   $  4,073   $  41,664   $  28,311
   Gross profit                                  70,875      11,280        141      17,127       9,336
   Net income                                        --       6,504         --          --         159
   Net loss                                      (1,508)         --     (8,120)     (9,566)    (33,503)

   (*) Balance sheet data was not included, statement of operation information was included for the period of January 1, 2006 to December 8, 2006- See note 3(b).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:-    INVESTMENTS IN AFFILIATED COMPANIES (CONT.)

     e.     Summarized information (Cont.)

                                            GIVEN       ONCURA      OTHERS
                                          ---------   ---------   ---------
   Year Ended December 31, 2005:

   Statement of operations information:
   Revenues                               $  86,776   $  72,063   $  95,707
   Gross profit                              64,706      31,183      25,859
   Net income                                 6,343          --       5,405
   Net loss                                      --      (6,209)    (18,680)

     f.     Goodwill and intangible assets embedded in investments

                  The annual estimated amortization expense relating to intangible assets embedded in investments accounted for under the equity method, which will be included in the line item "Equity in losses of affiliated companies" in the statement of operations, for each of the five years in the period ending December 31, 2012 is approximately $5,200.

                  The weighted average amortization period of the intangible assets is approximately 11 years.

                  At the balance sheet date, the Company has goodwill in the amount of $16,900 embedded in investments accounted for under the equity method.

     g.     Impairment

                  As a result of an other-than-temporary decline in value of certain investments, the Company recorded impairment losses with respect to affiliated companies of $6,100 and $5,300 (including $1,700 relating to a certain intangible asset in an investee), in 2006 and 2005, respectively. Such impairment losses are included as part of the Company's equity in losses of affiliated companies.

NOTE 8:-    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

                                                                                     DECEMBER 31
                                                                                ---------------------
                                                                                   2007        2006
                                                                                ---------------------
                  Marketable securities presented as available- for- sale
                    securities:(1)                                                  2,965       1,465

                  Partnerships                                                      2,503       3,329
                                                                                ---------   ---------

                  Other investments and long-term receivables(2)(3)                68,250      63,421
                                                                                ---------   ---------

                                                                                $  73,718   $  68,215
                                                                                =========   =========

                  (1)  Includes unrealized gains                                $   1,708   $     920
                                                                                =========   =========

                  (2) During 2007 and 2006, Elron recorded impairment losses of approximately $9,200 and $600, respectively, in respect of certain investments and receivables. (see also note 8(3)b)

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:-    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (CONT.)

                  (3) Other investments include mainly the following companies:

                                                                         DECEMBER 31,
                                                          ------------------------------------------
                                                             NOTE         2007              2006
                                                          ---------
                                                                      % OF OUTSTANDING SHARE CAPITAL
                                                                         ON AN AS CONVERTED BASIS
                                                                      ------------------------------
                              Jordan Valley                8(3)(a)        19.6%             27.8
                              Impliant                     8(3)(b)        22.3%             22.3
                              Nulens                       8(3)(c)        33.7%             29.0
                              Teledata                     8(3)(d)        21.1%             21.1
                              Brainsgate                   8(3)(e)        22.3%             22.3
                              Safend                       8(3)(f)        26.0%             26.2
                              Enure                          3(e)         40.1%             40.1
                              Neurosonix                   8(3)(g)        16.5%             16.5
                              Atlantium                    8(3)(h)        29.8%             31.2
                              BPT                          8(3)(i)        18.8%               --
                              Pocared                      8(3)(j)        17.4%               --
                              MuseStorm                    8(3)(k)        24.4%               --

                  (a)   Jordan Valley

                        Jordan Valley Semiconductor Ltd. ("Jordan Valley") is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry.

                        On October 16, 2007, Intel Capital, Intel's global investment organization, has completed an $11,000 investment in Jordan Valley for 35,317 shares. Following the transaction, Elron holds approximately 20% of the outstanding shares of Jordan Valley.

                        Until the investment above Elron recorded its investment in Jordan Valley based on the cost method under the provisions of EITF 02-14. As a result of the above investment Elron no longer has the ability to exercise significant influence over the operating and financial policies of Jordan Valley and as a result, the investment in Jordan Valley is accounted for under the cost method according to the provisions of APB 18.

                        As a result of other than temporary decline in Elron's investment in Jordan Valley, an impairment provision in the amount of approximately $900 was recorded.

                  (b)   Impliant

                        Impliant Inc. ("Impliant") is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery. As a result of material adverse events in connection with Impliant's main product, during clinical trials, which occurred during the third quarter of 2007 and the beginning of the fourth quarter of 2007, Impliant temporarily ceased FDA clinical trials and conducted a technical reassessment of its main product and surgical technique used. After the completion of the reassessment, Impliant expects to renew its clinical trials through the end of 2008, which could cause a delay in bringing its product to the market and will require additional financing. As a result, Elron's management evaluated that the decline in Impliant value is other than temporary, and therefore recorded an impairment provision of $8,340 in the third quarter of 2007. Elron holds approximately 20% of Impliant, on a fully diluted basis and on an as converted basis. Since Elron's investment in preferred C shares of Impliant is not considered to be an investment in in-substance-common stock, the investment in Impliant is accounted for under the cost method.

                        As of December 31, 2007 the remaining cost after impairment amounted to approximately $1,400.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:-    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (CONT.)

                  (3) Other investments include mainly the following companies: (Cont.)

                  (c)   NuLens

                        On April 21, 2005, Elron completed an investment of approximately $2,900 in NuLens Ltd. ("NuLens"), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. NuLens is an Israeli medical device company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures. Elron's investment was in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of NuLens on a fully diluted and on an as converted basis and an additional amount of approximately $1,100 was invested on March 9, 2006, simultaneously with an additional investment of $ 1,500, for 241,158 Series B preferred shares as part of a new round of investment led by Warburg Pincus, a leading global private equity fund, in the aggregate amount of approximately $6,000.

                        On November 1, 2007, NuLens completed an internal financing round, of $8,000 in consideration for 892,857 Series C preferred shares. Elron participated in the internal financing round investing $4,185 in consideration for 467,130 Series C preferred shares. Following the above investments, Elron holds 30% of NuLens, on a fully diluted and on an as converted basis. Since the investments in preferred A, B and C shares are not considered to be an investment in in-substance-common stock, the investment in NuLens is accounted for under the cost method.

                  (d)   Teledata

                        On May 8, 2005, Elron completed an investment of $16,000 in Teledata Networks Ltd. ("Teledata"), in consideration for 4,923,194 series A preferred shares. The investment was part of an aggregate round of financing of $19,000, in which FBR Infinity II Ventures, a related venture capital fund ("Infinity"), invested the remaining $3,000. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Following the investment, Elron holds approximately 19% of Teledata, on a fully diluted and on an as converted basis. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Teledata is accounted for under the cost method.

                  (e)   BrainsGate

                        On August 8, 2005, Elron completed an investment of approximately $6,900 in BrainsGate Ltd. ("BrainsGate"), in consideration for 1,733,141 Series B-1 preferred shares, as part of an aggregate investment of approximately $17,000. BrainsGate is an Israeli company that is developing implantable medical devices to treat various central nervous system diseases (CNS) related pathologies. Following Elron's investment, Elron held approximately 20% of BrainsGate, on a fully diluted and on an as converted basis. Since the investment is in preferred B-1 shares, which are not considered to be an investment in in-substance- common stock, the investment in BrainsGate was accounted for under the cost method.

                        In February 2008, subsequent to the balance sheet date, Elron completed an investment of approximately $5,500 in BrainsGate in consideration for 1,036,330 Series C preferred shares, in two installments, the first of which has been advanced and the second of which will be advanced on August 1, 2008. The above-mentioned investment was part of an aggregate internal round in which it issued 2,333,503 Series C preferred shares in consideration for approximately $12,500. As a result of the aggregate investment, Elron will hold approximately 24% of BrainsGate on a fully diluted and on an as converted basis.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:-    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (CONT.)

                  (3) Other investments include mainly the following companies: (Cont.)

                  (f)   Safend

                        On January 2, 2006, Elron completed an investment of approximately $3,700 in Safend Ltd. ("Safend") in consideration for 1,942,261 Series B preferred shares, as part of an aggregate investment of approximately $7,400. Following Elron's investment, Elron held approximately 22% of Safend on a fully diluted and on an as converted basis. Safend is an Israeli company which develops comprehensive desktops and laptops endpoint security solutions. Since the investment in preferred B shares is not considered to be an investment in in-substance-common stock, the investment in Safend is accounted for under the cost method.

                        In February 2008, subsequent to the balance sheet date, Elron completed an investment of approximately $2,750 in Safend in consideration for 1,116, 978 Series C preferred shares. The above-mentioned investment was part of an aggregate private placement from a new investor and current shareholders in which it issued 3,655,565 Series C preferred shares in consideration for approximately $9,000. As a result of the aggregate investment, Elron's holds approximately 22% of Safend on a fully diluted and on an as converted basis.

                  (g)   Neurosonix

                        On August 27, 2006, Elron completed a new investment of $5,000 in Neurosonix Ltd. ("Neurosonix") as part of an aggregate investment of $12,000 in two installments. The first installment in the amount of $6,840 was invested immediately and the second installment in the amount of $5,160 will be invested upon completion of a certain milestone by Neurosonix. Elron's first installment in the amount of $2,850 was in consideration for 9,300 Series C preferred shares of Neurosonix. Following Elron's first investment installment, Elron holds approximately 14% and upon completion of the aggregate investment, Elron will hold approximately 18% of Neursonix on a fully diluted basis and on an as converted basis. Neurosonix is an Israeli company which is engaged in the development and commercialization of medical devices for the prevention of acute cerebral embolism during open-heart cardiac surgery as well as other invasive and minimally-invasive procedures. Since the investment in preferred C shares is not considered to be an investmentin in-substance-common stock, the investment in Neurosonix is accounted for under the cost method.

                  (h)   Atlantium

                        On October 23, 2006, Elron completed a new investment of $10,000 in Atlantium Inc. ("Atlantium") in consideration for 1,494,766 Series B Preferred shares, as part of an aggregate investment of $17,000. The other $7,000 was the conversion of convertible loans previously granted by existing Atlantium shareholders. Atlantium is an Israeli-based water technology company provides innovative water disinfection solutions employing its proprietary Hydro-Optic Disinfection (HOD) technology. During July, 2007, Elron entered into a convertible loan agreement with Atlantium pursuant to which Elron advanced an amount of approximately $950 out of an aggregate amount of $2,000. The loan is convertible into preferred shares of Atlantium upon the terms and conditions set forth in the agreement.

                        Atlantium is considered to be a variable interest entity, however, the Company is not the primary beneficiary of Atlantium, and accordingly has not consolidated Atlantium. As of December 31, 2007, the Company's maximum exposure to loss as a result of its investment in Atlantium does not exceed the carrying value of its investment in Atlantium in the amount of approximately $10,950.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:-    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (CONT.)

                  (3) Other investments include mainly the following companies: (Cont.)

                  (h)   Atlantium (Cont.)

                        Following Elron's investment, Elron holds approximately 25% of Atlantium on a fully diluted basis and on an as converted basis. Since the investment in preferred B shares and in convertible loan shares are not considered to be an investment that is in-substance-common stock, the investment in Atlantuim is accounted for under the cost method.

                        In January 2008, subsequent to the balance sheet date, Elron granted an additional convertible loan to Atlantium in the amount of approximately $1,200 out of an aggregate amount of $3,800. The balance of the loan was granted by the other existing shareholders of Atlantium. The loan is convertible into preferred stock of Atlantium in accordance with the terms of the loan agreement.

                  (i)   BPT

                        On April 19, 2007, Elron completed a new investment of $1,125 in BPT (Bio-Pure Technology) Ltd. ("BPT"), in consideration for 1,292,782 series A preferred shares of BPT. The aggregate financing round of $2,400 was led by Elron and Aurum Ventures M.K.I. In addition, as part of the transaction, Elron received warrants to purchase an additional 430,927 preferred A shares at a price and upon conditions determined in the agreement. Following the investment, Elron holds approximately 20% of BPT on a fully diluted basis and on an as converted basis.

                        BPT, an Israel-based water technology company, provides advanced membrane-based separation solutions that address the unique needs of the water, wastewater treatment and chemical process industries, employing its proprietary HMT(TM) (Hybrid Membrane Treatment (solution, based on NF (Nano-Filtration) membranes. BPT's solutions address aggressive wastewater streams and water-intensive applications in a wide range of industries, such as pharmaceuticals, chemicals, agrochemicals, metals, food & beverage, drinking water, water re-use and desalination.

                        Since the investment in preferred A shares and in warrants to preferred A shares are not considered to be an investment that is in in- substance common stock, the investment in BPT is accounted for under the cost method. BPT is considered to be a variable interest entity, however, the Company is not the primary beneficiary of BPT, and accordingly has not consolidated BPT. As of December 31, 2007, the Company's maximum exposure to loss as a result of its investment in BPT does not exceed the carrying value of its investment in BPT in the amount of $1,125.

                        In January 2008, subsequent to the balance sheet date, Elron completed an investment of approximately $1,600 in BPT in consideration for 1,838,525 additional Series A Preferred Shares. The above-mentioned investment was part of an aggregate private placement from its shareholders in which it issued additional 3,677,050 Series A Preferred Shares of the Company in consideration for $3,200. In addition, as part of the transaction, BPT issued additional warrants to Elron for the purchase of 612,841 Series A Preferred Shares. As a result of the aggregate investment, Elron holds approximately 29% of BPT on a fully diluted and on an as converted basis.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 8:-    INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (CONT.)

                  (3) Other investments include mainly the following companies: (Cont.)

                  (j)   Pocared

                        On June 12, 2007, Elron completed a new investment of approximately $5,350 in Pocared Diagnostics Ltd. ("Pocared"), an Israel-based medical device company in consideration for 2,294,536 preferred D shares. The aggregate financing round of $10,700 was led by Elron and SCP Vitalife Partners II, L.P.

                        The investment was in two installments: the first of $3,500 was invested immediately and an additional $1,900 which was invested in January 2008, subsequent to the balance sheet date. Following the aggregate investment, Elron holds approximately 20% of Pocared's equity on a fully diluted basis and on an as converted basis (approximately 15% as of December 31, 2007).

                        Pocared provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared's wide technological platform may be used to address a wide range of medical and industrial diagnostic applications.

                        Since the investment in Preferred D shares is not considered to be an investment that is in- substance common stock, the investment in Pocared is accounted for under the cost method.

                  (k)   MuseStorm

                        On July 11, 2007, Elron completed a new investment of $1,000 in MuseStorm Ltd. ("MuseStorm"), in consideration of 358,387 series A-2 preferred shares. As part of the transaction, Elron received warrants to purchase an additional 53,758 preferred A-2 shares at a price and upon conditions determined in the agreement. Following the investment, Elron holds approximately 23% of MuseStorm's outstanding shares.

                        MuseStorm, an Israeli company engaged in developing innovative technology for the distribution of a variety of content over the web. MuseStorm's technology enables media suppliers to easily distribute their content to many bloggers, social networks, internet sites, computers and mobile telephones with the ability to monitor effectiveness of the content after distribution.

                        Since the investment in Preferred A-2 shares and warrants to preferred A-2 shares are not considered to be an investment that is in- substance common stock, the investment in MuseStorm is accounted for under the cost method.

                  (l)   Enure

                        In October 2007, Elron granted a non interest bearing convertible loan to Enure in the amount of approximately $2,800 out of an aggregate amount of $5,000. The balance of the loan was granted by the other major shareholder of Enure. The loan was advanced in two equal installments, the first installment immediately and the second installment on March 3, 2008. The loan is convertible into preferred stock of Enure in accordance with the terms of the loan agreement.

                        Enure was considered to be a variable interest entity, however, the Company is not the primary beneficiary of Enure. As of December 31, 2007, Elron's maximum exposure to loss as a result of its investment in Enure does not exceed the carrying value of its investment in Enure in the amount of approximately $3,600.

                        Since the investment in preferred A shares and in the convertible loan was not considered to be an investment that is in-substance-common stock, the investment in Enure was accounted for from the date of the additional financing round under the cost method. (See also note 3(c)).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 9:-    PROPERTY AND EQUIPMENT, NET

                                                            DECEMBER 31
                                                  ------------------------------
                                                      2007              2006
                                                  -------------    -------------

            Land and Building                     $          --    $       9,829
            Leasehold improvements                          838            2,496
            Computers, furniture and machinery            3,187            2,293
            Motor vehicles                                  539              520
                                                  -------------    -------------

                                                          4,564           15,138
            Less - accumulated depreciation               2,628            7,915
                                                  -------------    -------------

            Property and equipment, net           $       1,936    $       7,223
                                                  =============    =============

            During June, 2007, Elbit sold its real estate in Carmiel, Israel, for approximately $11,600. As a result, Elron recorded in the second quarter of 2007 a gain, in the amount of $5,500 (approximately $4,100 net of tax). The gain recorded is included in the line item "other income" in the statement of operations.

            Depreciation expenses amounted to approximately $736, $1,173 and $1,016 for the years ended December 31, 2007, 2006 and 2005, respectively.

            Depreciation expenses included in the discontinued operations, amounted to approximately $10 for the year ended December 31, 2005.

NOTE 10:-   GOODWILL AND OTHER INTANGIBLE ASSETS

                                                                                              DECEMBER 31
                                                                      PERIOD OF     ------------------------------
                                                                    AMORTIZATION        2007              2006
                                                                    ------------    -------------    -------------
                                                                       years
            Cost:
            Technology and other intangible assets (1)                14            $         425    $         425
            Accumulated amortization:
            Technology and other intangible assets (1) (3)                                    272              254
                                                                                    -------------    -------------

                                                                                              153              171

            Intangible assets with indefinite useful life                                   2,629            2,629
                                                                                    -------------    -------------

            Total other intangible assets                                                   2,782            2,800
                                                                                    =============    =============

            Goodwill (2)                                                                    2,742            2,742
                                                                                    =============    =============

            1. The annual estimated amortization expense relating to Elron's amortizable intangible assets existing as of December 31, 2007, for each of the five years in the period ending December 31, 2012 is approximately $18.

            2. As of December 31, 2005, 2006 and 2007, goodwill relating to other holdings and corporate operations:

            3. Amortization expenses amounted to approximately $18, $18 and $61 for the years ended December 31, 2007, 2006 and 2005, respectively.

            4. See Note 14 (e)(1) regarding a tax benefit recorded as a reduction of goodwill in 2005.

            5. Following Elron's investment in Medingo (see note 3(f)) an amount $2,288 was recorded as IPR&D and as a result, recognized as an amortization of intangible assets expense in the statement of operations in 2007.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11:-   SHORT-TERM LOANS FROM BANKS AND OTHERS

                                                                 WEIGHTED
                                                                 AVERAGE
                                                              INTEREST RATE
                                                               DECEMBER 31,
                                                                   2007         DECEMBER 31
                                                              -------------   ---------------
                                                                    %          2007     2006
                                                              -------------   -----   -------
                  Short-term loans from banks denominated
                    in U.S. dollars                                8.6          850     1,208
                  Short-term loans from other shareholders
                    of a subsidiary                                              --       683
                                                                              -----   -------

                                                                              $ 850   $ 1,891
                                                                              =====   =======

NOTE 12:-   OTHER PAYABLES AND ACCRUED EXPENSES

                                                                  DECEMBER 31
                                                              -----------------
                                                                2007      2006
                                                              -------   -------

            Payroll and related expenses (1)                  $ 3,021   $ 2,009
            Provision for income taxes                          2,384     9,321
            Accrued expenses                                      326        51
            Employees call options (2)                          1,098       662
            Provision for Professional expenses                   493       370
            Chief Scientist                                        77        43
            Others                                              1,109       951
                                                              -------   -------

                                                              $ 8,508   $13,407
                                                              =======   =======

            (1) Includes provision for vacation pay           $ 1,472   $   923
                                                              =======   =======

            (2)   EMPLOYEE CALL OPTIONS

            a. The Company's former Chairman of the Board has options to acquire up to 1.5% of any shares or other securities acquired by the Company in Wavion and up to 0.75% of any shares or other securities acquired directly and indirectly by the Company in Galil. These options shall be exercisable at the weighted average price of investments made by the Company with respect to any of those two companies until the date of exercise of the options. The options shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by the Company in the relevant entity.

            b. During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron's investments in certain private companies. The options are exercisable at the weighted average price of the investments made by Elron. The options vested ratably over a three year period and are exercisable for an additional three years. During July 2007, the above-mentioned options were expired.

            c. RDC granted to its former senior employees and to the current CEO call options to purchase 0.75%-5% of certain investments held by RDC at grant date as of the dates and at exercise prices determined in the call option agreements. During 2005, a former senior employee of RDC exercised a call option with respect to 70,200 shares of Given at an exercise price of $
                  0.17 per share (See Note 7d(1)(a)).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:-   OTHER PAYABLES AND ACCRUED EXPENSES (CONT.)

            All aforementioned options were recorded at fair value. The fair value of each option granted (as described in paragraphs a - c above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2007, 2006 and 2005, respectively: (1) expected life of the option of 2.3, 2.3 and 1.8, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 80%, 50%-80% and 50%, respectively; and (4) risk-free interest rate of 4.0%%, 4.7% and 4.6%, respectively.

            In respect of the aforementioned call options, compensation (expense) income amounted to $68, $(227) and $1,041 for the years ended December 31, 2007, 2006 and 2005, respectively. These compensation expenses are included in general and administrative expenses.

NOTE 13:-   LONG-TERM LOANS FROM BANKS AND OTHERS

            a.    COMPOSITION

                                                                 DECEMBER 31
                                                              -----------------
                                                               2007      2006
                                                              -------   -------

                  Long-term loans from banks                  $    12   $    18
                  Long-term loans from others (1)               4,707     4,344
                                                              -------   -------
                                                                4,719     4,362

                  Less-current maturities (1)                  (2,475)   (2,249)
                                                              -------   -------

                                                              $ 2,244   $ 2,113
                                                              =======   =======


                  (1) As of December 31, 2007 and 2006 an amount of $2,463 and $2,242, respectively, represents loans from Rafael to RDC which are denominated in New Israeli Shekel ("NIS") and do not bear interest or linkage. These amounts are included in current maturities of long term loans. As of December 31, 2007 and 2006 the amount also included $2,244 and $2,102 loans from Rafael received during 2006, which bear interest at a rate of Libor plus 1.8% to be repaid in April 2009. See also Note 15(d) regarding the pledge of Given shares.

            b. The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

                  First year (current maturities)                       $ 2,475
                  Second year                                             2,244

                                                                        -------

                                                                        $ 4,719
                                                                        =======
NOTE 14:-   INCOME TAXES

            a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

                  In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company has not provided deferred income taxes on this difference between amounts in the reporting currency and the tax bases of assets and liabilities.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 14:-   INCOME TAXES (CONT.)

                  Subsequent to the balance sheet date the "Knesset" passed a law that limits the inception of the Income Tax (Inflationary Adjustments) law, 1985, from the fiscal year 2008 and onwards. In accordance with the new law, certain tax adjustments will be made based on changes in the Israeli CPI for the period ended December 31, 2007. Starting January 1, 2008 the financial results for tax purposes will be measured in nominal amounts.

            b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

                  Certain of the Company's subsidiaries and affiliates in Israel are "industrial companies", as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

            c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("Law"):

                  Pursuant to the Law, Sela and Medingo were awarded a "Beneficiary enterprise" status. The principal benefit by virtue of the Law, if the subsidiary implements all the terms of the approved program, is a ten-year exemption from tax on income deriving from the "Beneficiary enterprise". The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the year that the enterprise began operations, or 14 years from the year in which the approval was granted, whichever period ends earlier.

                  In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the tax exempt income originating from the approved enterprise, the dividend distributed will be subject to a corporate tax at the rate of 25%.

                  Should the subsidiary derive income from sources other than the "approved enterprise" during the relevant period of benefits, such income will be taxable at the regular rate.

                  Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

                  Certain of the Company's subsidiaries and affiliates in Israel are "industrial companies", as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

            d. On July 25, 2005, the Israeli parliament approved the Law for the Amendment of the Tax Ordinance (No. 147), 2005 which progressively reduces the corporate tax rate in Israel from 35% to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%
                  (the "Amendment"). The amendment had no material effect on the Company's financial position and results of operations in 2005.

            e.    Taxes on income (tax benefit) are comprised as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               2007        2006        2005
                                                             --------   ---------   ---------
            Current taxes                                    $  2,551   $   6,056   $  19,031
            Adjustments of deferred tax assets and
              liabilities for enacted changes in tax rates         --          27         116
            Deferred income taxes                               4,993      (4,270)     (7,404)
            Taxes in respect of prior years                        --        (703)     (1,282)
                                                             --------   ---------   ---------

                                                             $  7,544   $   1,110   $  10,461
                                                             ========   =========   =========

            Domestic                                         $  7,544   $   1,110   $  10,461
                                                             ========   =========   =========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 14:-   INCOME TAXES (CONT.)

            e.    Taxes on income (tax benefit) are comprised as follows:
                  (Cont.)

                  (1) In 2005, Elbit received final tax assessments for the years 2002 to 2004, according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of $14,500. Since a portion of the valuation allowance reversed was in respect of loss carryforwards of Elbit existing at the date of the merger with Elron, Elron recorded a tax benefit in the amount of $3,900 relating to such portion as a reduction of the remaining goodwill.

                  (2) In November and December 2006 Elbit and Elron sold all their shares of Partner (See Note 20(1)). As a result Elbit and Elron recorded tax expense in the amount of approximately $7,500.

                  (3) In February 2007 Elbit received final tax assessment for the year 2005 according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. This reversal resulted in a tax benefit of approximately $4,500 (of which $3,700 were offset against the gain from sale of Partner) recorded in December 2006.

                  (4) In 2006 the Company decreased its previous valuation allowance in respect of losses incurred in prior periods as a result of its revised estimate of expected future taxable income due to a continued increase in the market price of certain of its marketable securities. The aforementioned decrease resulted in a tax benefit recorded of approximately $3,000. In 2007 market prices were decreased. Therefore the company increased its valuation allowance and recorded tax expenses of approximately $4,000.

            f.    Deferred income taxes:

                  Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                      DEFERRED TAX ASSET    DEFERRED TAX LIABILITY
                                                    ---------------------   ----------------------
                                                    NON CURRENT   CURRENT   CURRENT    NON CURRENT     TOTAL
                                                    -----------   -------   -------   ------------   ---------
            As of December 31, 2007
            Deferred tax assets:
            Provision for doubtful accounts,
              vacation and others                   $        --   $   372   $    --   $         --   $     372
            Accrued severance pay, net                      173        --        --             --         173
            Investments in subsidiaries,
              affiliates and other companies, net        46,305        --        --           (196)     46,109
            Tax loss carryforwards(*)                    24,323        --        --             --      24,323
            Other                                            --       275        --             --         275
                                                    -----------   -------   -------   ------------   ---------
                                                    $   70, 801   $   647   $    --   $       (196)  $  71,252
                                                    -----------   -------   -------   ------------   ---------
            Deferred tax liabilities:
            Available-for-sale marketable
              securities                                     --        --        --           (209)       (209)
                                                    -----------   -------   -------   ------------   ---------

            Valuation allowance (1)                     (68,597)     (647)       --             32     (69,212)
                                                    -----------   -------   -------   ------------   ---------

                                                    $     2,204   $    --   $    --   $       (373)  $   1,831
                                                    ===========   =======   =======   ============   =========

            (*) Tax loss carryforwards after deduction of unrecognized tax benefits according to FIN 48.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 14:-   INCOME TAXES (CONT.)

            f.    Deferred income taxes: (Cont.)

                                                             DEFERRED TAX ASSET       DEFERRED TAX LIABILITY
                                                           -----------------------   -----------------------
                                                           NON CURRENT    CURRENT     CURRENT    NON CURRENT     TOTAL
                                                           -----------   ---------   ---------   -----------   ---------
            As of December 31, 2006
            Deferred tax assets:
            Provision for doubtful accounts, vacation
               and others                                  $        --   $     225   $      --   $        --   $     225
            Accrued severance pay, net                             144          --          --            --         144
            Trading marketable securities                           --          21          --            --          21
            Investments in subsidiaries, affiliates and
               other companies, net                             36,918          --          --          (397)     36,521
            Property and equipment and intangible
               assets                                               --          --          --          (987)       (987)
            Tax loss carryforwards                              27,829          --          --            --      27,829
            Other                                                   --         176          --            --         176
                                                           -----------   ---------   ---------   -----------   ---------
                                                           $    64,891   $     422   $      --   $    (1,384)  $  63,929
                                                           -----------   ---------   ---------   -----------   ---------
            Deferred tax liabilities:
            Available-for-sale marketable securities               (35)         --          --           (24)        (59)
                                                           -----------   ---------   ---------   -----------   ---------

            Valuation allowance (1)                            (55,674)       (422)         --            --     (56,096)
                                                           -----------   ---------   ---------   -----------   ---------

                                                           $     9,182   $      --   $      --   $    (1,408)  $   7,774
                                                           ===========   =========   =========   ===========   =========

                  (1) As of December 31, 2007, the valuation allowance for deferred tax assets, for which their reversal may be allocated to reduce other non-current intangible assets, aggregated to approximately $1,200.

            g. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:


                                                                           YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------
                                                                      2007          2006          2005
                                                                   ----------    ----------    ----------
                  Income (loss) before taxes as reported in the
                     consolidated statements of operations         $  (34,801)   $   (5,082)   $   56,486
                                                                   ==========    ==========    ==========

                  Statutory tax rate                                       29%           31%           34%
                                                                   ==========    ==========    ==========
                  Theoretical tax expense (income)                 $  (10,092)   $   (1,575)   $   19,205
                  Equity in losses of affiliated companies              6,410         5,545         6,076
                  Non-deductible expenses, tax exempt and
                     reduced tax rate                                    (159)         (154)         (639)

                  Differences arising from the basis of
                     measurement for tax purposes                      (6,103)       (2,534)        1,233
                  Deferred taxes on losses for which valuation
                     allowance was provided                            19,980         6,911         3,380
                  Reversal of valuation allowance                      (2,492)       (7,422)      (19,618)
                  Difference relating to a change in the rate
                     recognized as income in previous years*               --         1,015         1,990
                  Taxes in respect of previous years                       --          (703)       (1,282)
                  Effect of change in tax rate                             --            27           116
                                                                   ----------    ----------    ----------
                  Actual tax expenses                              $    7,544    $    1,110    $   10,461
                                                                   ==========    ==========    ==========

                  Effective tax rate                                    (21.7%)       (21.7%)       18.55%
                                                                   ==========    ==========    ==========

                  * With respect to the sale of available for sale securities.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 14:-   INCOME TAXES (CONT.)

            h. As of December 31, 2007 the Company had tax loss carryforwards of approximately $101,000, and its Israeli subsidiaries had tax loss carryforwards of approximately $59,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

                  A subsidiary is assessed under the American tax law. Losses to be carried forward to future years amount approximately $949 for federal tax purpose.

            i. In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

                  The Company adopted the provisions of FIN 48 as of January 1, 2007 and there was no material effect on the financial statements. As a result, the Company did not record any cumulative effect related to adopting FIN 48.

                  As of January 1, 2007, the Company had unrecognized tax benefits of approximately $14,214, of which $4,640, if recognized, would result in a reduction of the Company's effective tax rate.

                                                                            unrecognized tax benefits
                                                                            -------------------------
                  Balance at January 1, 2007                                        $ 14,214

                  Additions based on tax positions related to the current
                  year                                                              $  1,996(*)

                  Additions for tax positions of prior years                              --

                  Reductions for tax positions of prior years                             --

                  Settlements                                                             --
                                                                                    --------

                  Balance at December 31, 2007                                      $ 16,210
                                                                                    ========

                  (*) Including additions generated from change in the US Dollars / NIS exchange rate and from adjustment to the CPI.

                  A subsidiary recognized interest accrued related to unrecognized tax benefits in the amount of $272, as tax expense in the statement of operations.

                  The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company and its subsidiaries file income tax returns in Israel and in the USA. As of December 31, 2007, the Israeli tax returns of the Company and its subsidiaries are open to examination by the Israeli tax authorities for the tax years of 2003 through 2006.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:-   CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

            a. (1) Office Lease

                  The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2011. Rent expenses amounted to approximately $651, $803 and $593 for the years ended December 31, 2007, 2006 and 2005, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

                  First year                      $       745
                  Second year                             551
                  Third year                              339
                  Fourth year                             289
                  Fifth year                               87
                                                  -----------

                                                  $     2,011
                                                  ===========

               (2) Car Lease

                  The Company and its subsidiaries have an operating lease contract for the rental of vehicles for a period of 36 months. The rental payments are linked to the Consumer Price Index ("CPI"). The company and its subsidiaries have deposited $154 covering rental payment for the last three months in respect of these contracts. The deposit is linked to the CPI and bears no interest.

            b. Certain of the Company's subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2007, the aggregate contingent royalty obligation amounted to approximately $4,440.

            c. In November, 2007, Elron provided a guarantee to a bank of Safend in the amount of $600 as part of the guarantees provided by the shareholders of Safend to secure bank loans made available to Safend. Further to the financing of Safend in February, 2008, the guarantee was released during the first quarter of 2008.

            d.    1.    As of December 31, 2007 108,869 shares of Given held by
                        RDC are pledged to Rafael to secure a loan in the amount of $2,000 provided to RDC by Rafael.

                  2. Sela's liabilities to banks are secured by way of a fixed lien on its share capital, goodwill, intellectual property and export documents. In addition, the Subsidiary has a floating lien on all of its assets.

                  3. Leased vehicles of Sela are pledged at fixed charges in favor of financial institutions.

                  4. In order to ensure full repayment of the funds secured by the Convertible Debentures issued by Starling (see note 3e), Starling registered a first ranking, fixed and floating lien, unlimited in amount, on the Trustee's account and all monies deposited therein and any interest derived therefrom.

                  5. In February 2008, Elron, RDC and other shareholders of Starling agreed to provide a guarantee with respect to a bank loan to be granted to Starling in the amount of up to $5,000 (of which $2,000 are committed). Elron's and RDC's share in this guarantee is up to $1,900 and $2,200, respectively. The agreement is subject to shareholders' meeting approval of Starling and reaching a definitive loan agreement and a guarantee agreement with the bank.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:-   CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

            e.    Legal proceedings:

             1. During September 1999, the Company received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others, filed in the Tel Aviv-Jaffa Distric Court. The allegation raised by the plaintiff related to the decision regarding the sale of Elscint's substantial assets. The class action claim is for an amount of approximately $158,000, alternatively $123,000. The claim alleges that the defendants, by their decisions regarding the sale of Elscint's assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal with respect to the purported class action described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to approve the lawsuit as a class action will proceed. Otherwise, the application to approve the claim as a class action suit will be dismissed. In light of the decision on the said appeal by the Supreme Court as described in paragraph 2 below, the Company has requested directions from the Court in regard to this action. On June 14, 2007, the plaintiff notified the defendants that it intends to ask the Court to renew proceedings in the case. A hearing has been set for July, 2008.

             2. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999 against the Company and certain of its officers including former officers, filed in the Haifa District Court. The allegations raised in the claim relate, among others, to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI"), the parent company of Elscint and formerly an affiliated company. The plaintiffs sought a court order pursuant to which EMI would be compelled to execute an alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa District Court decided to strike out the application for approval of the claim as a class action. Some of the plaintiffs applied for and were granted permission to appeal to the Supreme Court in Israel against the District Court's decision. On December 14, 2006, the Supreme Court reversed that decision and referred the matter back to the Haifa District Court in order to decide whether the claim should be approved as a class action. On June 10, 2007, in accordance with the directions of the Haifa District Court issued on April 11, 2007, the plaintiffs submitted an updated statement of claim and application to approve the claim as a class action. Pursuant to the updated claim, the plaintiffs are no longer seeking an order compelling EMI to execute the alleged buy-out of Elscint's share at $14 per share but instead are claiming compensation for damages sustained due to the alleged failure of EMI to execute the buy-out, as well as due to other allegations. The amended statement of claim does not specify the monetary amount claimed, however it does include various allegations relating to the manner of determining the damages claimed, which depends, amongst other things, upon verification of the specific circumstances with regard to each shareholder of Elscint separately and the substance of each damage claimed. On October 25, 2007, the defendants responded to the revised application to approve the claim as a class action and filed statements of defense to the updated statement of claim. Hearings regarding the application to recognize the claim as a class action have been completed and the parties are awaiting the decision of the court.

                  In addition, in February 2001, the plaintiffs submitted a revised claim similar to the previous one but not as a class action.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:-   CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (CONT.)


            e.    Legal proceedings: (Cont.)

            3. During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including the Company and certain officers and former officers of the Company) of the action described in paragraph 2 above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to approve the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense.

                  The Company denies all the allegations against it set forth as described in paragraphs 1, 2 and 3, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, more likely than not, will cause dismissal of the above claims against the Company.

            4. On September 20, 2006 Rafael filed a claim with the Tel Aviv District Court against DEP, and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael. In December 2006, DEP and RDC filed statements of defense.

                  In December 2007, Elron, DEP, RDC and Rafael signed an agreement (the "Addendum") which came into effect on January 1, 2008, and subsequently approved by the court, amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael and settling the above-mentioned claim filed by Rafael against RDC and DEP in September 2006. Pursuant to the Addendum, RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. Elron has made a one time investment in RDC of $4,000 and has committed to make further investments of $750 in RDC for each company established by RDC based on Rafael's technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves many other issues which will facilitate cooperation between the parties.

NOTE 16:-   SHAREHOLDERS' EQUITY

            a.    Share capital

                  An ordinary share confers upon its holder voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

            b.    Dividend

                  On September 5, 2005, Elron has declared a cash dividend of $3.00 per share, totaling approximately $88,500. The dividend was paid on September 27, 2005.

            c.    Options to employees

                  1.    Options to Elron's Employees

                        The Company has various stock option plans under which the Company may grant options to purchase the Company's shares to officers, directors and employees of the Company. Such options have been granted mainly with exercise prices below market price at the date of the grant. Generally, the options vest over a four-year period from the date of grant in four equal annual portions. The options expire after 5 to 7 years from the date of grant.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:-   SHAREHOLDERS' EQUITY (CONT.)

            c.    Options to employees (Cont.)

                  1.    Options to Elron's Employees (Cont.)

                        In May 2003, the Board of directors of the Company approved an option plan (the "2003 Option Plan") providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company. In March 2007 the 2003 option plan was increased by additional 500,000 options to purchase 500,000 ordinary shares of the Company. According to the option plan the exercise price is to be reduced in the event of a distribution of a dividend in the amount of the dividend distributed.

                        As of December 31, 2007, 328,750 options were granted under the 2003 Option Plan at an average exercise price of $10.15 per share. The exercise price for the options granted before the payment of the above mention dividend was adjusted to reflect the abovementioned dividend. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

                                                        YEAR ENDED DECEMBER 31, 2007
                                         -----------------------------------------------------------
                                                                          WEIGHTED
                                                          WEIGHTED        AVERAGE
                                                           AVERAGE       REMAINING       AGGREGATE
                                           NUMBER OF      EXERCISE      CONTRACTUAL      INTRINSIC
                                            OPTIONS         PRICE           TERM            VALUE
                                         ------------    ----------    -------------    ------------
            Outstanding-beginning
              of the year                     323,111    $     9.27
            Granted                           120,000    $    15.53
            Exercised                         (65,361)   $     5.13
            Forfeited                         (25,000)   $    29.38
                                         ------------    ----------    -------------    ------------

            Outstanding - end of
              the year                        352,750    $    10.74             2.48             783
                                         ============    ==========    =============    ============
            Options exercisable at
              the end of the year             179,000    $     8.15             1.12             668
                                         ============    ==========    =============    ============

                                                        YEAR ENDED DECEMBER 31,
                                                   2006                             2005
                                         --------------------------    -----------------------------
                                                          WEIGHTED                        WEIGHTED
                                                           AVERAGE                        AVERAGE
                                           NUMBER OF      EXERCISE       NUMBER OF        EXERCISE
                                            OPTIONS        PRICE          OPTIONS           PRICE
                                         ------------    ----------    -------------    ------------
            Outstanding-beginning
              of the year                     540,435    $     9.53(*)       574,702    $      12.44
            Granted                            10,000          9.05          120,000            9.69
            Exercised                        (124,607)         5.78          (69,031)          10.11
            Forfeited                        (102,717)        14.84          (85,236)          13.95
                                         ------------    ----------    -------------    ------------

            Outstanding - end of
              the year                        323,111    $     9.27          540,435    $       9.53(*)
                                         ============    ==========    =============    ============

            Options exercisable at
              the end of the year             187,611    $    10.73          281,435    $      11.88(*)
                                         ============    ==========    =============    ============

(*) After an adjustment as a result of the dividend distributed of $3 per share (see Note 16(b)).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:-   SHAREHOLDERS' EQUITY (CONT.)

            c.    Options to employees (Cont.)

                  1.    Options to Elron's Employees (Cont.)

                        The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2007, 2006 and 2005 were as follows:

                                                         FOR OPTIONS WITH AN EXERCISE PRICE ON THE GRANT DATE THAT:
                                                         ----------------------------------------------------------
                                                              EXCEEDS MARKET PRICE        LESS THAN MARKET PRICE
                                                         -----------------------------   --------------------------
                                                             YEAR ENDED DECEMBER 31,     YEAR ENDED DECEMBER 31,
                                                         -----------------------------   --------------------------
                                                            2007       2006      2005      2007     2006     2005
                                                         ---------   -------   -------   -------   ------   -------
                        Weighted average
                          exercise prices                   $   --    $   --    $   --    $15.53   $ 9.05   $ 9.69
                        Weighted average
                          fair values on
                          grant date                        $   --    $   --    $   --    $ 5.79   $ 3.89   $ 4.18

                  2. The following table summarizes information regarding outstanding and exercisable options as of December 31, 2007:

                                             OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
                  --------------------------------------------------------------------------    ------------------------
                                                      NUMBER        WEIGHTED-                      NUMBER
                                                   OUTSTANDING       AVERAGE      WEIGHTED-      OUTSTANDING   WEIGHTED-
                                                        AT          REMAINING      AVERAGE           AT         AVERAGE
                                                    DECEMBER 31,   CONTRACTUAL    EXERCISE      DECEMBER 31,   EXERCISE
                          EXERCISE PRICE               2007       LIFE (YEARS)      PRICE            2007        PRICE
                  ------------------------------   -------------  ------------   -----------    ------------  ----------
                  $ 5-7.838                              133,750          1.02   $      5.85         113,750  $     5.50
                  $ 9.05-9.41                             75,000          2.64   $      9.19          41,250  $     9.22
                  $15.53                                 120,000          4.41   $     15.53              --  $       --
                  $ 18.87                                 24,000          0.47   $     18.87          24,000  $    18.87
                                                    ------------  ------------   -----------    ------------  ----------

                                                         352,750                                     179,000
                                                    ============                                ============

                  3. In December 1999, the Company's shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the "1999 grant"). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. In February 2005 and February 2006, the first and the second portion were expired (no income resulting from the expiration was recorded). In December 2006, 19,385 options at an exercise price per share of $10.01 from the 1999 grant were exercised into 4,070 shares.

                        In March 2001, the Company's shareholders approved a plan whereby the former Chairman of the Board and the then Chief Executive Officer of the Company were granted additional options to purchase up to 58,000 ordinary shares of the Company (the "2001 grant"). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, from the date of the grant. In June 2006, the first portion expired. The exercise prices of the options granted in June 2003 was $5.437 as adjusted for the abovementioned dividend distributed in 2005.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:-   SHAREHOLDERS' EQUITY (CONT.)

            c.    Options to employees (Cont.)

                        In December 2004, 19,333 options at an exercise price per share of $8.34 from the 2001 grant were exercised into 8,623 shares. In September 2007, 19,334 options at an exercise price per share of $12.93 from the 2001 grant were exercise into 11,242 shares.

                        Upon exercise of the options, the option holder was granted a number of shares reflecting the intrinsic value of the options exercised, as calculated at the exercise date, in consideration for their par value only. These plans were considered to be variable plans as defined in APB 25 (except for the third portion of the 2001 grant which was accounted for under SFAS 123, See Note 2t).

                  4. In April 2007, the company's shareholders approved a plan whereby the chairman of the board of the company was granted options to purchase 120,000 ordinary shares of the company under the 2003 option plan. The option vest over a period of four years from the date of grant, in four equal annual portions. The options are exercisable at a price per share of $15.53. As of the grant date, the weighted average fair value was $5.8 per share. The fair value was calculated using the Black & Scholes option pricing model. See note 2(t).

                  5. Compensation expense recorded during 2007 amounted to $304 (2006- $ 344, 2005- $405).

                  6. The balance of deferred compensation as of December 31, 2007 amounted to $797.

NOTE 17:-   INCOME (LOSS) PER SHARE

                                                                          YEAR ENDED DECEMBER 31

                                                  2007                            2006                            2005
                                    -------------------------------   ------------------------------------------------------------
                                                  NUMBER                         NUMBER                          NUMBER
                                                OF SHARES     PER              OF SHARES     PER                OF SHARES    PER
                                                  (IN        SHARE                (IN       SHARE                 (IN       SHARE
                                      LOSS     THOUSANDS)    AMOUNT   INCOME   THOUSANDS)   AMOUNT    INCOME   THOUSANDS)   AMOUNT
                                    --------   ----------   -------   ------   ----------   ------   -------   ----------   ------
Basic                               $(37,095)      29,619   $ (1.25)  $3,032       29,532   $ 0.10   $47,335       29,437   $ 1.61
                                    ========                          ======                         =======

Effect of options of investees          (385)         --                (821)          --                (20)          --
Effect of dilutive stock options          --          --                  --           92                 --          113
                                    --------   ----------             ------   ----------            -------   ----------

Diluted                              (37,480)      29,619   $ (1.27)   2,211       29,624   $ 0.07   $47,315       29,550   $ 1.60
                                    ========   ==========   =======   ======   ==========   ======   =======   ==========   ======

NOTE 18:-   EQUITY IN LOSSES OF AFFILIATED COMPANIES

                                             YEAR ENDED DECEMBER 31,
                                       ---------------------------------
                                          2007        2006        2005
                                       ---------   ---------   ---------
      Affiliated companies:
         Given                            (1,792)     (5,170)     (2,036)
         Netvision                           886       5,059       1,576
         Others(1)                       (19,510)    (17,629)    (17,062)
                                       ---------   ---------   ---------

                                       $ (20,416)  $ (17,740)  $ (17,522)
                                       =========   =========   =========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 18:-   EQUITY IN LOSSES OF AFFILIATED COMPANIES (CONT.)

            The equity in losses includes amortization of intangible assets embedded in to the investments in affiliated companies.

            (1) Including equity in net losses of consolidated entities through the dates of commencement of consolidation and of previously consolidated entities from the date they ceased to be consolidated.

NOTE 19:- GAIN FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

                                                    YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   2007       2006      2005
                                                 --------   --------   --------
      Given (See Note 7d(1))                     $    552   $   (975)  $    666
      Netvision (See Note 7d(5))                   13,845      1,802      2,989
      Oren (See Note 7d(4))                            --         --     19,673
      Ellara (formerly -AMT)(See Note 7d(6))           --        985         --
      Galil Medical (See Note 3b)                      --        742         --
      Others                                          457         (7)        --
                                                 --------   --------   --------
                                                 $ 14,854   $  2,547   $ 23,328
                                                 ========   ========   ========

NOTE 20:-  OTHER INCOME (LOSS), NET

                                                     YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   2007       2006       2005
                                                 --------   --------   --------
      Gain (loss) from sale and increase
         (decrease) in market value of:
            Partner shares (1)                   $     --   $ 24,977   $ 56,423
            Zoran shares                               --         --      1,053
            Other companies, net                    1,030         13        133
      Other than temporary decline in value of
         investments (see note 8(3)a and b)        (9,205)        --       (568)
      Bank loan extinguishment (2)                     --      2,708         --
      Equity in losses of partnerships               (826)      (672)       174
      Dividend from Partner (1)                        --      1,781        381
      Gain from sale of Carmiel building
         (see Note 9)                               5,449         --         --
      Other                                           338        503      1,052
                                                 --------   --------   --------
                                                 $ (3,214)  $ 29,310   $ 58,648
                                                 ========   ========   ========

      Realized gains from sale of available-for-sale securities amounted to approximately $1,030, $25,000 and $57,500 in the years ended December 31, 2007, 2006 and 2005, respectively. The proceeds from such sales amounted to approximately $1,030, $39,800 and $103,000 for the years ended December 31, 2007, 2006 and 2005, respectively.
      Regarding an other than temporary decline in value of other investments see Note 8(3) a and b.

NOTE 20:-   OTHER INCOME (LOSS), NET

            (1) On April 20, 2005 Elbit completed the sale of 12,765,190 Partner Communications Ltd. ("Partner") shares to Partner for approximately $94,000, as part of the sale together with the other Israeli founding shareholders of Partner, of approximately 33.3 million Partner shares to Partner. As a result of the sale, Elron recorded in the statement of operations, a realized gain of approximately $56,400 (approximately $45,400 net of tax). The gain net of tax includes a reduction of approximately $9,400 in the tax expense as a result of the reversal of

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 20:-   OTHER INCOME (LOSS), NET (CONT.)

                  a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14 (e)(1).

                  Following the aforementioned sale, Elbit held 3,091,361 shares of Partner a decrease from 9% to approximately 2% of the outstanding shares of Partner

                  On November 16, 2006, Elbit sold 8,630 shares in consideration for approximately $100.

                  On December 31, 2006, Elron and Elbit together completed the sale of 3,906,085 shares of Partner (823,354 by Elron which were purchased by it in March 2006 in consideration for $5,300 and 3,082,731 by Elbit) comprising all of Elron's and Elbit's shares in Partner, to several Israeli institutional investors for approximately $39,800.

                  As a result of the above transactions, Elron recorded in the fourth quarter of 2006 in the statement of operations, a realized gain of approximately $25,000 (approximately $21,200 net of tax). The gain net of tax includes a reduction of approximately $3,700 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards. See Note 14 (e)(3).

                  During 2006 and 2005 Elron and Elbit received dividend from Partner in the amount of approximately $1,800 and $400, respectively.

            (2) In February 2006, Mediagate's bank loan in the amount of approximately $2,800 was settled in consideration for $100. As a result, according to the provisions of FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", Elron recorded in the first quarter of 2006 a gain of approximately $2,700.

NOTE 21:-   FINANCING INCOME, NET

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                      2007      2006     2005
                                                    -------   -------   -------
      Income:
      Interest on cash equivalents, bank
         deposits, debentures and loans             $ 5,599   $ 5,854   $ 6,473
      Foreign currency gains                             78       493     1,532
                                                    -------   -------   -------

                                                      5,677     6,347     8,005
                                                    -------   -------   -------
      Expenses:
      Interest on short-term credit, long-term
         loans and others                             1,249       780     1,333
      Foreign currency losses                           660     1,112        88
                                                    -------   -------   -------

                                                      1,909     1,892     1,421
                                                    -------   -------   -------
      (Gain) Loss from sale of debentures               177      (114)      192
      Other than temporary decline in value of
         Available for sale Debentures                   --       518       909
                                                    -------   -------   -------

                                                    $ 3,945   $ 4,051   $ 5,483
                                                    =======   =======   =======

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 22:-   DISCONTINUED OPERATIONS

            During 2005, the Company sold all of its shares of the ET Group, which met the definition of a component under SFAS 144 (See Note
            3a). Accordingly, the results of operations of the ET Group and the gain resulting from the disposal of the ET Group have been classified as discontinued operations in the statement of operations.

      a.    The following is the composition of discontinued operations:

                                                                        2005
                                                                      --------
            Loss from operations of discontinued components
               ET Group (See Note 3a): *
                  Impairment of goodwill                                (1,329)
                  Impairment of intangible assets and property
                     and equipment                                          --
                  Operating losses                                      (2,734)
                                                                      --------
                                                                      $ (4,063)
            Gain on disposal
               ET Group (See Note 3a)                                      213
                                                                      --------
                                                                      $    213
                                                                      --------

                                                                      $ (3,850)
                                                                      ========

            * Pre tax loss of ET group                                $ (4,063)
                                                                      ========

            Revenues relating to the ET Group discontinued operations for the years ended December 31, 2005 were $2,954.

NOTE 23:-   RELATED PARTY TRANSACTIONS

            a.    Balances with related parties:

                                                                   DECEMBER 31
                                                                  -------------
                                                                   2007    2006
                                                                  -----   -----
                  Other receivables:
                  Affiliated companies                            $ 142   $  78
                  Other companies                                    27      17
                                                                  -----   -----
                                                                    169      95
                  Long-term receivables:
                  Other companies                                    --     467
                                                                  -----   -----
                                                                  $ 169   $ 562
                                                                  =====   =====

            b.    Income and expenses from affiliated and other companies:

                                                      YEAR ENDED DECEMBER 31,
                                                     ------------------------
                                                      2007    2006      2005
                                                     -----   -------   -------
                  Income:
                  Revenues                           $  --   $ 6,699   $ 8,046
                  Interest and commission for
                     guarantees                        177       362       235
                  Participation in Directors'
                     remuneration                       85        84        68
                  Participation in expenses             --        15        25
                  Costs and Expenses:
                  Participation in expenses             17        17        19
                  Directors' remuneration               73        71        91

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 23:-   RELATED PARTY TRANSACTIONS (CONT.)

            c. Option to the former Chairman of the Board and Chief Executive Officer - see Note 16c(3).

            d. See Note 7(d)(5) regarding the Barak Merger and GlobCall Merger with Netvision.

            e.    See Note 7(d)(1)(f) regarding the investment in Given.

            f. The Company holds certain investments together with DIC as of December 31, 2007, the significant of which are as follows:

                                                         % HOLDING BY
                                                     DIC    Elron and RDC
                                                     ----   --------------
                  Given                              16.1%     27.4%
                  Netvision (see also Note 7(d)(7)   32.8%     16.0%
                  Galil                              12.8%     29.0%

            g. See note 16(c)4 regarding options granted to the Chairman of the Board.

NOTE 24:-   ACCUMULATED OTHER COMPREHENSIVE INCOME

                                           UNREALIZED     FOREIGN
                                           GAINS AND      CURRENCY
                                           LOSSES ON    TRANSLATION
                                           SECURITIES   ADJUSTMENTS    TOTAL
                                           ----------   -----------   ---------
      Balance as of January 1 2006, (net
         of tax effect of $6,340)          $  11,428     $   (687)    $  10,741

      Unrealized gains on available for
         sale securities (net of tax
         effect of $2,579)                     6,493           --         6,493
      Reclassification adjustment for
         realized gain and other than
         temporary decline in value
         included in net income (net of
         tax effect of $8,593)               (16,645)          --       (16,645)
      Foreign currency translation
         adjustments                              --          709           709
                                           ---------     --------      --------
      Balance as of December 31, 2006
         (net of tax effect of $326)       $   1,276     $     22     $   1,298

      Unrealized gains on available for
         sale securities (net of tax
         effect of $325)                       1,658           --         1,658
      Reclassification adjustment for
         realized gain and other than
         temporary decline in value
         included in net income (net of
         tax effect of $87)                   (1,255)          --        (1,255)
      Foreign currency translation
         adjustments included in net
         income due to decrease in
         holdings in affiliated
         companies                                --         (407)         (407)
      Foreign currency translation
         adjustments                              --        2,395         2,395
                                           ---------     --------     ---------
      Balance as of December 31, 2007
         (net of tax effect of $564)       $   1,679     $  2,010     $   3,689
                                           =========     ========     =========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 25:- BUSINESS SEGMENT

          a. Subsequent to the sale of the ET Group (see Note 3a) the Company operates in one segment, namely the "Other Holdings and Corporate Operations". This segment includes corporate headquarters and reflects the investments in companies that operate in the fields of medical devices, communications, semiconductors, software products and clean technology.

               The ET Group, which comprised the system and projects segment was sold on December 29, 2005 and therefore has been classified as discontinued operations. The operations of the System and Projects segment included development and supply of software solutions for the management of large and complex communication and internet networks.

          b.   Revenues according to location of customers are as follows:

                                                2007         2006        2005
                                             ---------    ---------   ---------

               Israel                        $     346    $     337   $     271
               USA                               1,768        9,061       9,781
               Europe                              185          625         802
               Asia                              2,072        2,840       1,792
                                             ---------    ---------   ---------

                                             $   4,371    $  12,863   $  12,646
                                             =========    =========   =========

          c.   Revenues from major customers were as follows:

                                                2007         2006        2005
                                             ---------    ---------   ---------
               In the Other Holdings and
                 Corporate Operations
                 segment:
               Oncura                               --           52%         64%

          d.   The majority of the long-lived assets are located in Israel.

NOTE 26:- RECONCILIATION TO ISRAELI GAAP

          The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), the effects on the financial statements would have been as follows:

          a.   Effect on the statement of operations:

                                                           AS                       AS PER
                                                        REPORTED   ADJUSTMENTS   ISRAELI GAAP
                                                       ---------   -----------   ------------
               For the year ended December 31, 2007:

               Net income                              $ (37,095)  $  (14,802)   $   (51,897)
               Basic net income per share                  (1.25)       (0.51)         (1.76)
               Diluted net income per share                (1.27)       (0.50)         (1.77)

               For the year ended December 31, 2006:

               Net income                              $   3,032   $  (15,130)   $   (12,098)
               Basic net income per share                   0.10        (0.51)         (0.41)
               Diluted net income per share                 0.07        (0.50)         (0.43)

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (CONT.)

          a.   Effect on the statement of operations:

                                                           AS                       AS PER
                                                        REPORTED   ADJUSTMENTS   ISRAELI GAAP
                                                       ---------   -----------   ------------
             For the year ended December 31, 2005:

             Net income                                $  47,335   $    7,147    $    54,482
             Basic net income per share                     1.61         0.24           1.85
             Diluted net income per share                   1.60         0.24           1.84

          b.   Effect on the balance sheet:

               As of December 31, 2007:
               Investments in other companies and
                 long term receivables                 $  73,718   $  (63,241)   $    10,477
               Investment in affiliated companies        131,351        4,470        135,821
               Total assets                              298,947      (65,711)       233,236
               Deferred taxes                                373         (373)            --
               (accumulated deficit)                     (23,392)     (15,714)       (39,106)
               Total equity                              265,817      (62,865)       202,952

               As of December 31, 2006:

               Investments in other companies and
                 long term receivables                 $  68,215   $  (61,297)   $     6,918
               Investment in affiliated companies        100,392       18,683        119,075
               Total assets                              326,249      (58,970)       267,279
               Deferred taxes                              1,408       (1,064)           344
               Retained earnings                          13,703       21,488         35,191
               Total equity                              297,504      (59,927)       237,577

          c.   Material adjustments:

               The abovementioned adjustments result mainly from the differences between U.S. GAAP and Israeli GAAP detailed below:

               1. As described in Note 2i, under U.S. GAAP the equity method of accounting is no longer being applied in investments that are not common stock or in-substance common stock, regardless of the Company's ability to significantly influence the investee's operational and financial policies. Under Israeli GAAP, if the investor is able to exercise significant influence over the investee's operational and financial policies, the equity method of accounting shall be applied. The effect of the aforementioned difference on net income for 2007, 2006 and 2005 was a decrease in net income under Israeli GAAP of approximately $24,700 and $7,900 and $300, respectively.

               2. As described in Note 2c, under US GAAP, in consolidated subsidiaries, when complex ownership structure exists, such as that the minority investment is in the form

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (CONT.)

          c.   Material adjustments: (Cont.)

                    of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses cannot be allocated that would reduce the carrying amount of the minority investment to the lower of the amount invested or liquidation value. Under Israeli GAAP, losses can be allocated to the minority up to the carrying amount of the minority investment. The effect on net loss in 2007 and 2006 under Israeli GAAP amounted to an increase in the net loss of approximately $1,000 and to a decrease in net loss in 2006 of approximately $1,700.

               3. As described in Note 20(1), Elbit sold in 2006 and 2005 3,091,361 and 12,765,190 shares of Partner, respectively. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, was considered a transaction with controlling shareholders and therefore the assets and liabilities of Elbit were recorded by Elron according to their carrying values in Elbit at the date of the merger. The carrying value of Partner shares was approximately $7 and $30, respectively and therefore the gain after tax recorded in respect of the above sale of Partner shares based on Israeli GAAP in 2006 and 2005 amounted to approximately $28,200 and $69,700, respectively, as compared to approximately $21,200 and $45,400 under US GAAP, respectively.

               4. According to U.S. GAAP the transfer of Galil's business in exchange for an interest in Oncura which occurred in May 2003 was recorded in 2003 at fair value and according to Israeli GAAP, the aforementioned exchange was accounted for as an exchange of similar productive assets, and therefore the investment in Oncura was recorded at the carrying value of the assets transferred.

                    As described in Note 7(d)(7), under US GAAP the company recorded in 2006 and 2005, impairment losses on the investment in Oncura in the amount of $6,100 and $5,100, respectively ($2,500 and $2,100 net of minority interest, respectively). Under Israeli GAAP, since the investment in Oncura was recorded at the carrying value of the assets transferred, no impairment was recorded.

                    As described in Note 3(b), On December 31, 2006 Galil sold its interest in Oncura and purchased from Oncura the urology related cryotherapy business. As a result of the difference in the carrying value amount of the investment in Oncura, as described above, Galil recorded a loss in the amount of approximately $1,700 (not including transaction costs) under U.S GAAP and a gain of approximately $10,400 (not including transaction costs). Elron's share in the above loss under US GAAP amounted to $600 and its share in the above gain under Israeli GAAP amounted to approximately $2,300.

               5. Under U.S GAAP, a valuation allowance is recorded to reduce amounts of deferred tax assets when it is more likely than not that assets will not be realized. Under Israeli GAAP, deferred tax assets are recorded only if it is probable that the Company will have, in the future, sufficient taxable income in order to realize the deferred tax assets. The aforementioned difference under U.S GAAP resulted in a decrease in net income in 2007 of $4,000 and to an increase in net income in 2006 and 2005 of $2,700 and $5,170, respectively.

               6. Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost, while current investments in

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                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (CONT.)

          c.   Material adjustments: (Cont.)

                    marketable securities are presented at fair value, with changes in fair value charged (or credited) to the income statement. The effect on net income in 2007, 2006 and 2005 amounted to an increase in income of approximately $105, $89 and $0, respectively.

               7. In 2005 Elbit reversed valuation allowance in respect of deferred tax assets of approximately $14,500 (of which approximately $3,900 was recorded as a reduction of goodwill) relating to carryforward losses. According to U.S. GAAP, when at the acquisition date, a full valuation allowance is recorded to offset deferred tax assets in respect of loss carryforwards and subsequent to that date, the valuation allowance is reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to goodwill and other intangible assets. Under Israeli GAAP, only the portion of the tax benefit relating to the interest acquired was recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by the company was recorded as a tax benefit in net income. The effect on net loss in 2005 amounted to a reduction in losses of approximately $1,500.

               8. As described in Note 7(d)(4), Elron sold all of its holdings in Oren in the second quarter of 2005. Since Under U.S GAAP we used the equity method of accounting from the first investment in Oren and Under Israeli GAAP from the first time Elron could exercise significant influence in Oren, Elron's investment in Oren at the date of sale under US GAAP was lower by $5,000 than such investment under Israeli GAAP. As a result, the gain recorded under Israeli GAAP for the sale of the investment in Oren in 2005, amounted to approximately $12,200, net of tax, compared to a gain, of approximately $17,200, net of tax under US GAAP.

               9. As discussed in Note 7d(5), under U.S GAAP the Barak Merger and GlobCall Merger were accounted in NetVision's financial statement at fair value according to the purchase method. Under Israeli GAAP, the Barak Merger and GlobCall Merger accounted as "as pooling" since these transactions are considered business combination between parties under common control. The difference between Elron's share in NetVision's shareholder's equity before and after the transactions was recorded by Elron as capital reserve, while under U.S GAAP it was recognized as a gain in the statement of operations.

               10. As discussed in note 3e, under U.S GAAP since Starling is considered a development stage company, the changes in Elron's proportional share of Starling's equity, resulting from the decrease in Elron's share in Starling, have been accounted for as an equity transaction and as a result a capital reserve of approximately 3,300 (approximately $2,480 net of minority interest) was recorded. According to Israeli GAAP, the changes in the Company's proportionate share of Starling's equity in the amount of $2,200 should be recorded as gain from disposal of businesses in the higher amount between the accumulated losses to be recorded by the Company and a portion of the gain over a period of three years. Therefore, the effect on net loss in 2007 amounted to $2,200.

               11. As discussed in note 8(3)b, under U.S GAAP since Implaint's book value in Elron's financial statements which is accounted for according to the cost method exceeded its estimated fair value, impairment loss in the amount of $8,340 was recorded. According to Israeli GAAP Elron's investment in Impliant was accounted for according to the equity method. Since Impliant accrued significant losses since Elron's initial investment date, Implaint's book value according to Israeli GAAP does not exceed its fair value. Therefore the above-mentioned impairment was not recorded.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 26:- RECONCILIATION TO ISRAELI GAAP (CONT.)

               12. As described in Note 9, during June 2007, Elbit sold its real estate in Carmiel. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, was considered a transaction with controlling shareholders and therefore the assets and liabilities of Elbit were recorded by Elron according to their carrying values in Elbit at the date of the merger. Therefore the gain net of tax recorded in respect of the above sale based on Israeli GAAP amounted to approximately $5,400, as compared to approximately $4,100 under U.S GAAP.

               13. Accounting Standard No. 29 - Adoption of International Financial Reporting Standards (IFRS):

                    In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" ("the Standard"). Pursuant to the Standard, companies that are subject to the provisions of the Securities Law, 1968, and that are required to report according to the regulations published thereunder, will be required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008.

                    Since the financial statements are in accordance to US GAAP, the Company includes in its financial statements a note of reconciliation between US GAAP and Israeli GAAP. Commencing January 1, 2008 the Company will include reconciliation between US GAAP to IFRS in a note to its financial statements.

                                 ---------------

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                        ANNEX TO THE FINANCIAL STATEMENTS
                            U.S dollars in thousands

DETAILS RELATING TO MAJOR INVESTMENTS AS OF DECEMBER 31, 2007:

                                                         CARRYING
                                                       VALUE OF THE   MARKET VALUE OF THE PUBLICLY
                                                        INVESTMENT               TRADED
                                            % OF           AS OF            INVESTMENTS AS OF
                                         OWNERSHIP     DECEMBER 31,   DECEMBER 31,       MARCH 10,
                                        INTEREST (1)     2007 (2)         2007             2008
                                        ------------   ------------   ------------       ---------
CONSOLIDATED COMPANIES:

Starling Ltd. (3) (4)                       50%            1,680           8,806            8,641
SELA Ltd. (3)                               44%              749              --               --
Medingo Ltd. (3)                            63%            3,593              --               --

AFFILIATED COMPANIES (EQUITY):
Given Imaging Ltd. (Nasdaq: GIVN) (3)       23%           84,308         155,166          100,774
NetVision Ltd. (TASE: NTSN)                 16%           30,293          53,012           51,145
ChipX, Inc.                                 29%            1,143              --               --
Ellara Ltd. (formerly AMT)                  37%            1,365              --               --
Wavion, Inc.                                50%             (486)             --               --
Galil Medical Ltd. (3)                      20%              954              --               --
3DV Systems Ltd. (3)                        44%              311              --               --
Notal Vision, Inc.                          23%              848              --               --
Aqwise Ltd.                                 34%            3,420              --               --
Radlive Ltd.                                29%            3,187              --               --
Journeys Ltd. (5)                           --                85              --               --

AVAILABLE FOR SALE:
EVS (Nasdaq: EVSNF.OB)                      10%            2,417           2,417            1,628
MWise Inc.                                   4%              548             548              550

PARTNERSHIP:
Gemini Israel Fund L.P.                      5%               16              --               --
InnoMed Ventures L.P.                       14%            2,487              --               --

COST:
Jordan Valley Ltd.                          20%            7,272              --               --
Impliant Inc.                               22%            1,489              --               --
Teledata Ltd.                               21%           16,840              --               --
NuLens Ltd.                                 34%            8,546              --               --
BrainsGate Ltd.                             23%            7,036              --               --
Enure Networks Ltd.                         41%            3,621              --               --
Safend Ltd.                                 26%            3,700              --               --
Neurosonix Ltd.                             16%            2,850              --               --
Atlantium Inc.                              30%           10,954              --               --
BPT Ltd.                                    19%            1,125              --               --
Pocared Ltd.                                17%            3,468              --               --
MuseStorm Ltd.                              24%            1,000              --               --

(1)   On the basis of the outstanding share capital.

(2)   Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4)   Includes Convertible Debentures and Options to Convertible Debentures.

(5)   Investment by loans.